SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03057509

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2003

GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of Registrant's Name Into English)

No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes_X_ No__

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

GUANGSHEN RAILWAY COMPANY LIMITED (the "Registrant") is furnishing under cover of this Form 6-K English copies of the Registrant's Annual Report for the year ended December 31, 2002, and other proxy materials mailed to the Registrant's shareholders, including a notice of Annual General Meeting, the Annual General Meeting Attendance Confirmation Reply Form and Proxy Form.

annual report 2002



Guangshen Railway Company Limited

CONTENTS









On 6 March, 1996, Guangshen Railway Company Limited (the "Company") was registered and established in Shenzhen, the People's Republic of China (the "PRC") in accordance with the Company Law of the PRC.

In May 1996, the H shares ("H Shares") and American Depositary Shares ("ADSs") issued by the Company were listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange") and the New York Stock Exchange, Inc. ("New York Stock Exchange"), respectively. The Company is currently the only enterprise engaging in the PRC railway transportation industry with its shares listed overseas.

The Company is mainly engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also cooperates with Kowloon-Canton Railway Corporation ("KCR") in Hong Kong in operating the Hong Kong through-train passenger service between Guangzhou and Kowloon. The Company provides consolidated services relating to railway facilities and technology. The Company also engages in commercial trading and other businesses that are consistent with the Company's overall business strategy.

The Guangshen Railway, which is operated solely and independently by the Company, is 147 kilometres long. It traverses the Pearl River Delta in Guangdong Province, a region of rapid economic growth. The Guangshen Railway is favourably located with links to the nationwide railway networks in China, including to the Beijing-Guangzhou, Beijing-Jiujiang, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is the only railway channel linking Hong Kong with inland China. It is an important component of the transportation network of southern China.









The Guangshen Railway operated by the Company is currently one of the most modern railways in the PRC. It is equipped with state-of-the-art equipment and facilities. Several aspects of its technical performance have achieved or are approaching international standards. It is currently the only railway line in the PRC that operates high-speed passenger trains with a speed of up to 200 kilometres per hour.

The Guangshen Railway is part of the PRC's main railway line that has close links with ports. It connects with the Guangzhou Port in Guangzhou, and with Yantian Port, Shekou Port, Chiwan Port and Mawan Port in Shenzhen. The Company is well-equipped with various freight facilities and can effectively transport car-load cargo, less-than-car-load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys extensive competitive advantages in transporting freight for medium to long distances in the PRC.

The Guangshen Railway is one of the railways in the PRC with good overall performance. The Company's service territory covers regions including Guangzhou, Zhuhai, Zhongshan, Shunde, Zengcheng, Dongguan, Shenzhen and Hong Kong. The Company believes that, with the development of regional economic cooperation in Hong Kong and Guangdong Province and with the Company's continuously improved transportation environment, the Company will have promising development prospects.

CONDENSED AUDITED CONSOLIDATED INCOME STATEMENT

For the year ended 31 December, 2002

(All amounts in Renminbi thousands, except for per share and per American Depositary Share ("ADS") data)

	2002	2001
Revenues from railway businesses		
Passenger	**1,846,599**	1,426,010
Freight	**514,036**	567,276
Sub-total	**2,360,635**	1,993,286
Revenues from other businesses	**156,893**	160,306
Total revenues	**2,517,528**	2,153,592
Total operating expenses	**(1,895,031)**	(1,599,481)
Profit from operations	**622,497**	554,111
Profit before tax	**661,587**	631,362
Profit from ordinary activities after tax	**557,196**	531,996
Minority interests	**(113)**	1,499
Profit attributable to shareholders	**557,083**	533,495
Earnings per share		
— Basic	**RMB0.13**	RMB0.12
— Diluted	**N/A**	N/A
Earnings per ADS	**RMB6.42**	RMB6.15

COMPARISON OF REVENUES BY CATEGORIES OF BUSINESSES



RMB ('000)
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2002
2001
2002
2001
2002
2001


广深铁路股份有限公司

CHAIRMAN'S Statement





MR. JIANG LINYANG
Chairman of the Board

Dear Shareholders,

I am pleased to present the audited operating results of Guangshen Railway Company Limited (the "Company") and its subsidiaries for the year ended 31 December, 2002.

In 2002, with the regional economic development in Guangdong and Hong Kong, the Company adopted an active and stable operating strategy which focused on developing its core railway transportation businesses. It strived to improve its competitiveness, and exploited other businesses actively. All these measures helped the Company maintain growth in its operating results.

For the year ended 31 December, 2002, the total revenues of the Company and its subsidiaries were RMB2,517.5 million, profit attributable to shareholders was RMB557.1 million, and earnings per share were RMB0.13.







Passenger transportation business is the most important business segment of the Company. In 2002, the Company continued to optimize its "As-frequent-as-buses" Train Project for the Guangzhou-Shenzhen high-speed passenger trains and operated more high-speed passenger trains between Guangzhou and Shenzhen. The Company actively developed its passenger transportation market by better organizing its passenger sources and cooperating with the Guangzhou Subway and Guangzhou Fangcun Bus Station in establishing a "Green Passage" for passengers at Guangzhou East Station. The Company enhanced its passenger service by using advanced technology such as the Dynamic Ticket Management System developed by the Company for the Guangzhou-Shenzhen route, and building the West Ticketing Hall of Shenzhen Railway Station into the first computerized railway ticketing hall in China. The Company also improved its passenger service facilities by upgrading and rebuilding the passenger transportation directory system. The Company made slight upward adjustments to its passenger fares during peak period to reflect market changes. In 2002, the total number of passengers carried by the Company was 39.776 million, representing an increase of 2.4% as compared to 2001; passenger transport revenues were RMB1,846.6 million, representing an increase of 29.5% over 2001.

During 2002, due to the adjustment in the national transportation structure and the regional industrial structure in the Pearl River Delta, and intense competition from other means of transport such as highways and waterways, the Company transported in total 27.583 million tonnes of freight, representing a decrease of 4.9% as compared to 2001. The Company's freight transportation revenues in 2002 were RMB514.0 million, representing a decrease of 9.4% as compared to 2001.

In 2002, the revenues from the Company's other businesses were RMB156.9 million, representing a decrease of 2.1% as compared to RMB160.3 million in 2001.




Left Luggage Office
出站口







In 2002, the Company continued to establish the ISO9000 standards. The Company fully implemented budget management, established a performance system in which assets, efficiency and quality were considered as a whole. The Company managed to optimize its transportation systems to further improve the quality of its passenger and freight transportation, the efficiency of its locomotives and passenger coaches, the overall quality of its operations and management. The Company also continued to reform its transportation management systems, perfect its practice of business and management system, enhance its marketing strategies, exploit potential business opportunities, increase revenues and control costs, and maximize financial results of the Company.

The Company will continue to maximize its operating results by adhering to the goal of "safety, quality, efficiency, development and stability". It will insist on making the railway transportation business its core business, enhancing its other businesses, continuing to promote innovations in management, systems and technology. We plan to make the Guangshen Railway a safe, comfortable, fast and convenient passenger line linking up these three modern cities: Guangzhou, Shenzhen and Hong Kong. The Company intends to develop itself as a transportation enterprise with the best overall operating results, the most advanced technology and modern management mechanisms. To achieve this goal, the Company plans to implement the following development projects in 2003:

- It is to continue with the construction plan of the fourth line between Guangzhou and Shenzhen. To better accommodate for future transportation growth and market competition, and sustain the rapid growth of the Company's core businesses of passenger and freight transportation, the Company will continue to plan for the construction of the fourth line between Guangzhou and Shenzhen.







- In relation to its passenger transportation business, the Company plans to (1) further optimize its "As-frequent-as-buses" Train Project of the Guangzhou-Shenzhen high-speed passenger trains by increasing the frequency of its high-speed train services between Guangzhou and Shenzhen and adding more stops at appropriate intermediary stations to meet passenger demand for high-speed trains and achieve better financial results; (2) operate an additional pair of Hong Kong Through-Trains in order to adapt to the trend of regional economic cooperation in Guangdong and Hong Kong and support increasing passenger flows between these two regions; (3) further integrate its railway system with urban public transportation systems to expand the service coverage of its high-speed trains and attract more passengers; and (4) further upgrade its passenger transportation service facilities to improve its service.

- In relation to its freight transportation business, the Company will: (1) conduct freight transportation market research, intensify marketing efforts for freight transportation, formulate and integrate a marketing strategy that "focuses on business potentials at ports and develops inbound freight transport and unloading business", develop more inbound freight business, and launch new freight transportation services to meet market needs; (2) enhance cooperation with ports, mines, factories and corporate entities to maintain the existing and capture more freight transportation business by leveraging on its overall strength; and (3) develop container freight transportation, improve the container express train service between Dongguan and Hong Kong, and intensify its efforts to launch a container express train service between Dongguan and Yantian port.

- In respect of the use of capital, the Company plans to implement its strategies of expanding its capital base through equity investments, mergers and acquisitions to expand into new growth areas when the circumstances allow.







In 2003, with the continuous implementation of proactive fiscal and stable monetary policies, strategic adjustment of the economic structure by the PRC Government, growing domestic demand and the gradual opening to foreign investment, as well as potential rapid development of regional economic cooperation between Guangdong and Hong Kong, the economy in the Company's service territory will enjoy continued and stable growth. Although its core businesses face intense competition from other transportation means and are affected by the SARS epidemic, the Company believes that its passenger and freight transportation businesses are expected to retain relatively good growth prospects in 2003 as the SARS epidemic is effectively controlled and the Company continues with its effective innovations and marketing efforts.

In 2002, the Company achieved relatively good operating results. The achievements were attributable to the enthusiasm and diligence of our employees as well as to the support of and confidence in the Company of our shareholders. I would like to take this opportunity to express my highest regards and my sincere gratitude to all of them. I believe that the Company will continue to strive for better results for our shareholders in 2003.

Jiang Linyang
Chairman of the Board

Shenzhen, the PRC
23 April, 2003



MANAGEMENT'S
Discussion and Analysis



This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes appearing in its 2002 annual report. The consolidated results of the Company and its subsidiaries for the year ended 31 December, 2002 were prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from United States generally accepted accounting principle (see "Supplementary Financial Information" for a discussion of these differences).



MR. WU YIQUAN
Director & General Manager

1. [illegible]

The Company is mainly engaged in railway passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also cooperates with KCR in Hong Kong in the operation of the Hong Kong Through-Train passenger transportation service. The Company provides consolidated services relating to railway facilities and technology and engages in commercial trading and other businesses that are consistent with the Company's overall business strategy. The Company also conducts sales, dining services, advertising and tourism on board and in its stations.

In 2002, the Company continued its growth from 2001 and achieved commendable operating results. Total revenues increased by 16.9% from 2001 to RMB2,517.5 million in 2002. Profit attributable to shareholders increased by 4.4% over 2001 to RMB557.1 million in 2002.

2. [illegible]

In 2002, the Company achieved strong revenue growth in its passenger transportation business as compared to 2001. The Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger trains that started operation in the second half of 2001 operated throughout 2002. Furthermore, the "As-frequent-as-buses" Train Project launched in the second half of 2001 was fully implemented in 2002. The full year operation of both long-distance trains and Guangzhou-Shenzhen high-speed trains was the key driver to the growth of the Company's passenger transportation business in 2002.

In 2002, the Company invested its telecommunication assets, which had a book value of RMB121.0 million into China Railway Communication Company Limited ("China Railcom") and in return obtained approximately a 0.85% stake in China Railcom. In 2002, the Company completed the investment in China Railway Express Company Limited ("CRE"). It invested in total RMB13.608 million in cash and received 7.56 million common shares of CRE, representing approximately a 2.52% stake in CRE.

In 2002, the Company had completed construction of infrastructure facilities and upgraded transportation service facilities as follows: (1) replacement of 19 sections of wooden moveable center switches to improve the safety and stability of the Company's passenger trains during operation; (2) purchase of twelve "25k" coaches for long-distance trains for the Shenzhen-Yueyang and Shenzhen-Beijing routes; and (3) inauguration of a computerised ticket hall at Shenzhen Railway Station (the first of its kind in China) and the establishment of the Dynamic Ticket Management System for the Guangzhou-Shenzhen route.

2. [illegible]

In 2002, total revenues of the Company were RMB2,517.5 million, representing an increase of 16.9% from RMB2,153.6 million in 2001. Revenues from passenger transportation service, freight transportation service and other businesses accounted for 73.4%, 20.4% and 6.2% of the Company's 2002 total revenues respectively. Revenues from passenger transportation service and freight transportation service accounted for 78.2% and 21.8% of the Company's 2002 revenues from railway businesses respectively.

Passenger transportation service

In 2002, passenger transportation service continued to be the growth engine of the Company's revenues. The sharp increase in revenues from passenger transportation was due primarily to the full year operation of the Company's Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger trains and the full implementation of the "As-frequent-as-buses" Train Project between Guangzhou and Shenzhen throughout 2002.

In 2002, the Company operated an average of 99 pairs of passenger trains per day on the Guangzhou-Shenzhen route, of which 7 pairs were the Hong Kong Through-Trains between Guangzhou and Kowloon, 54 pairs were high-speed trains between Guangzhou and Shenzhen, 4 pairs were regular-speed trains between Guangzhou and Shenzhen and 34 pairs were long-distance trains. The total number of passengers increased by 2.4% from 38.842 million in 2001 to 39.776 million in 2002, of which:





- the number of passengers traveling on the Hong Kong Through-Trains increased by 8.4% from 2.047 million in 2001 to 2.219 million in 2002. The continued growth can be mainly attributed to the increased cross-border passenger flows driven by increased holiday travel in China, more relaxed border control for tourists to Hong Kong and Macau and more real estate investments in the Pearl River Delta by Hong Kong residents. In addition, there was an increase in passenger volume on this route because the Dongguan-Hong Kong Through-Train, launched in June 2001 and targeting holiday travelers, operated on all holidays throughout 2002.

- the number of passengers on the Guangzhou-Shenzhen route decreased by 2.9% from 15.333 million in 2001 to 14.886 million in 2002. The increase in the number of high-speed trains (from 52 pairs to 54 pairs a day) and the decrease in the number of regular-speed trains (from 6 pairs to 4 pairs a day) are the main reasons for the decline in passenger volume between intermediary stations on the Guangzhou-Shenzhen route. As the "As-frequent-as buses" Train Project was implemented throughout 2002 and most of the passengers on this route traveled on high-speed trains, the revenue per passenger rose sharply as compared to 2001. Although there was a slight decrease in the passenger volume over 2001 on the Guangzhou-Shenzhen route, the impact of such decrease on the overall revenues generated from passenger transportation on this route was minor.

- In 2002, the number of passengers on long-distance trains increased by 5.6% from 21.462 million in 2001 to 22.670 million in 2002. The major reason for the increase was the Shenzhen-Yueyang and Shenzhen-Beijing long-distance trains that commenced operation in the second half of 2001, operated throughout 2002. Furthermore, the continued expansion of the tourism industry in China also boosted the number of travelers.

Note: Prior to 2002, due to limitations on data collection, the number of passengers for the Guangzhou-Shenzhen route did not include the passengers that traveled between Guangzhou Station (which is owned by Yangcheng Railway Company) and stations on the Guangzhou-Shenzhen route. These passengers were included in the passenger volume for long-distance trains. In 2002, the Company refined its data collection techniques and classification methods and was able to more accurately track and classify passengers traveling by both high-speed trains and regular-speed trains on the Guangzhou-Shenzhen route. However, for the purpose of comparing with 2001's data, the number of passengers for the Guangzhou-Shenzhen route and long-distance trains quoted above was based on the old data classification method. Under the new classification method, the total number of passengers that traveled on the Guangzhou-Shenzhen route in 2002 was approximately 17.345 million, of which 15.724 million were travelers on high-speed trains and 1.621 million were travelers on regular-speed trains. The number of long-distance passengers was 20.212 million. The Company will use the new data collection and classification method for future periods.

The following table sets forth the revenues from passenger transportation business and the volume of passengers for the year ended 31 December, 2002 as compared with that of the same period in the previous year:

	For the year ended 31 December		
	2002	2001	Change (as compared to 2001)
Revenues from passenger transportation *(RMB thousands)*	**1,846,599**	1,426,010	29.5%
Total number of passengers *(thousand persons)*	**39,776**	38,842	2.4%
Revenue per passenger *(RMB)*	**46.4**	36.7	26.4%
Total passenger-kilometres *(millions)*	**3,453.2**	3,257.9	6.0%
Revenue per passenger-kilometres *(RMB)*	**0.53**	0.44	20.5%

Freight transportation service

In 2002, the Company's freight transportation revenues declined 9.4% from that of 2001. The decline was primarily due to the intense competition from other modes of transportation. Total freight tonnage was 27.583 million tonnes, representing a 4.9% decrease from 29.012 million tonnes in 2001.

- Outbound freight revenues increased by 2.4% from RMB92.083 million in 2001 to RMB94.263 million in 2002. The increase in outbound freight transportation revenues was mainly due to higher transportation volume generated by freight price discounts which maintained the existing and attracted some new freight sources. Furthermore, the Company's enhanced relationships with ports, mines and factories, and strengthened cooperative efforts in directing certain freight from ocean shipment to railway transportation also contributed to the increase in transportation volume. Outbound freight tonnage increased by 7.2% from 6.775 million tonnes in 2001 to 7.266 million tonnes in 2002.

- Inbound and pass-through freight revenues decreased by 8.5% from RMB271.2 million in 2001 to RMB248.1 million in 2002. The decline was mainly caused by the construction of the second track between the Beijing-Jiujiang Line and the national railway re-routing that affected the volume of inbound and pass-through freight transportation. Furthermore, a large number of goods that certain areas in Shenzhen formerly sourced from other provinces in China, are now sourced from outside China. This also caused a reduction in inbound transportation volume. In 2002, the Company's inbound and pass-through freight transportation volume was 20.317 million tonnes, representing a decline of 8.6% from 22.237 million tonnes in 2001.

- Revenues from storage, loading, unloading and other miscellaneous items of freight services decreased by 15.8% from RMB204.0 million in 2001 to RMB171.7 million in 2002. The decrease was mainly due to the drop in freight tonnage, the implementation of freight price discounts and the reduction of storage and loading charges.

Set out below are the revenues from the freight transportation business and the freight volume for the year ended 31 December, 2002 as compared with that of the same period in the previous year:

	For the year ended 31 December		
	2002	2001	Change (as compared to 2001)
Revenues from freight transportation *(RMB thousands)*	**514,036**	567,276	(9.4%)
Revenues from outbound freight transportation *(RMB thousands)*	**94,263**	92,083	2.4%
Revenues from inbound and pass-through freight transportation *(RMB thousands)*	**248,104**	271,211	(8.5%)
Revenues from storage, loading, unloading and other miscellaneous items *(RMB thousands)*	**171,669**	203,982	(15.8%)
Total tonnage *(thousands of tonnes)*	**27,583**	29,012	(4.9%)
Revenue per tonne *(RMB)*	**18.64**	19.55	(4.7%)
Total tonne-kilometres *(millions)*	**1,926.0**	2,082.5	(7.5%)
Revenue per tonne-kilometre *(RMB)*	**0.27**	0.27	—

Other businesses

Revenues from the Company's other businesses decreased by 2.1% from RMB160.3 million in 2001 to RMB156.9 million in 2002. The decline was due primarily to increased train frequency and higher train speeds that reduced passengers' consumption of food and beverages both on board and in railway stations. In addition, the subway construction outside Shenzhen Station also affected the number of customers dining at the station restaurants.

The table below sets forth the revenues of other businesses of the Company for the year ended 31 December, 2002 as compared with that of the same period in the previous year:

Category of Businesses	**2002** ***(in RMB thousand)***	2001 *(in RMB thousand)*
On-board and station food sales	**40,977**	51,627
Station services	**43,913**	41,287
Tourism, advertising and others	**72,003**	67,392
Total	**156,893**	160,306

Total Operating Expenses

In 2002, the Company's total operating expenses were RMB1,895.0 million, representing an increase of 18.5% from RMB1,599.5 million in 2001. This was due mainly to the increase in railway operating expenses.

Railway Operating Expenses

The Company's total railway operating expenses increased by 18.8% from RMB1,460.6 million in 2001 to RMB1,735.3 million in 2002. The expense analysis is as follows:

- ***Labor and benefits***

  In 2002, labor and benefits expenses amounted to RMB373.8 million, representing an increase of 16.6% from RMB320.6 million in 2001. The rise in labor and benefits expenses was mainly due to the increase in the number of employees resulting from the operation of two additional long-distance trains and the more frequent train service on the Guangzhou-Shenzhen route. Moreover, the Company's efforts to link compensation with the employees' performance also increased the overall salary and welfare expenses in 2002 when compared with 2001.

- ***Materials and supplies***

  Materials and supplies consisted of fuel, water and electricity. In 2002, the Company's materials and supplies expenses amounted to RMB192.1 million, representing an increase of 32.8% from RMB144.7 million in 2001. The higher expenses were mainly caused by the increase in materials consumption resulting from the full year operation of the eight newly operated "Blue Arrow" electric trains (that the Company leased in the second half of 2001) and the two long-distance passenger trains in 2002. The higher frequency of train service on the Guangzhou-Shenzhen route, increased number of pairs of electric trains and the shift to electricity power on some freight trains also added to the materials and supplies expenses.

- ***Depreciation***

  In 2002, depreciation expenses of fixed assets were RMB335.5 million, representing a 2.0% decrease from RMB342.5 million in 2001. The decrease in depreciation expenses was mainly due to the Company's investment of RMB120.6 million of telecommunication assets and certain related construction-in-progress to China Railcom. The depreciation associated with these assets was no longer reflected on the Company's financial statement afterwards, thus reducing the total depreciation expenses in 2002.

- ***Repair expenses***

  In 2002, repair expenses amounted to RMB102.4 million, representing an 8.3% increase from RMB94.55 million in 2001. The increase was mainly due to the full year operation of two new long-distance trains that commenced operation in the second half of 2001. Implementation of the "As-frequent-as-buses" Train Project on the Guangzhou-Shenzhen route that led to the full year operation of the Company's electric trains was a major reason for the higher repair expenses as well. In addition, efforts to improve both passenger and freight transportation facilities along the Guangzhou-Shenzhen route also increased repair expenses.

- ***Equipment leases and services***

  In 2002, expenses on equipment leases and services amounted to RMB433.9 million, representing a 65.4% increase from RMB262.3 million in 2001. The substantial increase of such expenses in 2002 was mainly due to the full year operation of two new long-distance trains (Shenzhen-Yueyang and Shenzhen-Beijing) which significantly increased the expenditures paid to other railway companies for the railway line usage and train hauling expenses. Furthermore, the full year operation of the eight high-speed electric trains leased from Guangzhou Zhong Che Rolling Stock Sales and Leasing Company also increased leasing expenses significantly.

- ***Fees for social services***

  Fees for social services are expenses that the Company paid for services provided to its employees including health care and education and to its passengers for safety and security. In 2002, fees for social services that the Company paid were RMB57.39 million, representing an increase of 0.4% from RMB57.16 million in 2001. The increase was due primarily to the higher security expenses on the two long-distance passenger trains operated by the Company.

- ***General and administrative expenses***

  General and administrative expenses in 2002 were RMB123.8 million, representing a decrease of 17.6% from RMB150.2 million in 2001. The decrease was due primarily to the significant drop in provisions for bad debts in 2002. In 2002, the Company improved its receivables collection by gearing up its efforts in managing and clearing accounts receivables. As a result, the accounts receivables dropped significantly.

- ***Other expenses***

  In 2002, other expenses amounted to RMB101.3 million, representing an increase of 38.2% from RMB73.24 million in 2001. The increase in other expenses was due to the addition of two long-distance trains and the implementation of the "As-frequent-as-buses" Train Project for the Guangzhou-Shenzhen route, which increased various direct costs. Since the Company injected its telecommunication assets into China Railcom, the Company started to pay for telecommunication services provided by China Railcom, which increased the Company's expenses for telecommunication services.

Income tax expense

As the Company was registered and established in the Shenzhen Special Economic Zone, it is subject to income tax at a rate of 15%. According to relevant tax regulations, other businesses of the Company and its subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. Taxes payable by the Company and its subsidiaries was RMB104.4 million in 2002, implying an actual tax rate of 15.7%. Income tax expense in 2002 increased by RMB5.03 million over RMB99.37 million in 2001, which was due to the growth of profits before tax.



Profit attributable to shareholders

Profit attributable to shareholders of the Company increased from RMB533.5 million in 2001 to RMB557.1 million in 2002, representing an increase of 4.4%.

The main source of the Company's capital was revenues generated from operations. Cash flows from operating activities increased from RMB886.0 million in 2001 to RMB1,157.2 million in 2002, representing an increase of 30.6%. The capital was mainly used for capital expenditures, operating expenses, tax payments and dividend payments.

As of 31 December, 2002, the Company's total liabilities accounted for 8.9% of its total assets. The Company is fast in recovering cash and has strong ability for payment.

The Company believes it has sufficient capital to support its operations and development.

In RMB thousands

	2002	2001	Change
Current assets	**2,633,280**	2,471,529	161,751
Non-current assets	**8,624,314**	8,525,687	98,627
Total assets	**11,257,594**	10,997,216	260,378
Current liabilities	**1,001,866**	860,976	140,890
Non-current liabilities	—	—	—
Total liabilities	**1,001,866**	860,976	140,890
Minority interests	**11,577**	15,617	(4,040)
Net assets	**10,244,151**	10,120,623	123,528
Shareholders' equity			
Share capital	**4,335,550**	4,335,550	—
Reserves	**5,908,601**	5,785,073	123,528
Shareholders' equity in total	**10,244,151**	10,120,623	123,528

As of 31 December, 2002, total assets of the Company were RMB11,257.6 million, representing an increase of RMB260.4 million from RMB10,997.2 million as of 31 December, 2001.

As of 31 December, 2002, current assets of the company were RMB2,633.3 million, representing an increase of RMB161.8 million from 2001. The increase in current assets was mainly due to the increase in cash and cash equivalents. Cash and cash equivalents as of 31 December, 2002 were RMB1,413.0 million, representing an increase of RMB1,047.5 million from RMB365.5 million as of 31 December, 2001. This was mainly due to the improved cash in-flow which resulted from the revenue growth of the passenger transportation business and the conversion of certain short-term currency investments into cash and cash equivalents as a result of the shortening of term of re-investment upon maturity. At the end of 2002, the Company's short-term currency investments were RMB567.3 million, representing a decrease of RMB809.3 million from RMB1,376.6 million as of 31 December, 2001. The net increase was RMB238.3 million after offsetting the reduction of short-term currency investments with the increase in cash and cash equivalents.

As of 31 December, 2002, non-current assets of the Company were RMB8,624.3 million, representing an increase of RMB98.627 million as compared to that of 2001. The increase in non-current assets was due primarily to the increase in construction-in-progress and available-for-sale investments. By the end of 2002, the book value of construction-in-progress stood at RMB672.8 million, which included mainly the construction of a technical support and maintenance depot for passenger vehicles at the Northern Shenzhen Station and the construction expenses of the multi-purpose building in the Guangzhou area, representing an increase of RMB226.4 million compared to RMB446.4 million at the end of 2001. Available-for-sale investments were RMB166.7 million, representing an increase of RMB134.7 million compared to RMB32.0 million as of the end of 2001. The available-for-sale investments were mainly the additional investments in China Railcom and CRE. The decrease of non-current assets was mainly due to the decline of net fixed assets and reduction of the amortization of the land use rights and deferred staff costs. As of the end of 2002, fixed assets were RMB6,798.3 million, representing a decrease of RMB232.7 million from RMB7,031.0 million at the end of 2001. One reason for the change of net fixed assets was the Company's investment of its telecommunication assets in China Railcom and the provision for depreciation, which caused the decline of net fixed assets; the other was the increase of net fixed assets, which was caused by the newly added fixed assets referred to above. By offsetting the two figures, the net fixed assets decreased by RMB232.7 million. In 2002, the amortization of land use rights was RMB15.13 million and the amortization of deferred staff costs was RMB15.09 million, which also led to the reduction of non-current assets.

As of 31 December, 2002, the Company's total liabilities were RMB1,001.9 million, representing an increase of RMB140.9 million from RMB861.0 million at the end of 2001. The Company's liabilities were all current liabilities. The increase in current liabilities was due primarily to the increase in amounts due to related parties and dividends payable. As of 31 December, 2002, the amounts due to related parties were RMB158.2 million, representing an increase of RMB99.549 million compared to RMB58.650 million as of the end of 2001. The increase consisted mainly of railway line usage fees payable to other railway companies and train hauling fees. Dividends payable stood at RMB90.663 million, representing an increase of RMB77.065 million compared to RMB13.598 million as of the end of 2001.



As of 31 December, 2002, shareholders' equity amounted to RMB10,244.2 million, representing an increase of RMB123.5 million from RMB10,120.6 million as of 31 December, 2001. This is mainly due to an increase in reserves of RMB5,908.6 million in 2002, an increase of RMB123.5 million over that of RMB5,785.1 million at the end of 2001. The increase in reserves was mainly attributable to the net profit of RMB557.1 million, less the dividends of RMB433.6 million declared in 2001.

Cash and cash equivalents in 2002 increased by RMB1,047.5 million. The table below sets forth the major items in the consolidated cash flow statements of 2002 and 2001.

** In RMB thousands*

Principal items in Cash Flow Statement	**2002***	2001*	Increase/ (decrease)*	Changes
Cash flows from operating activities	**1,157,177**	886,016	271,161	30.6%
Cash flows from investing activities	**251,003**	(430,425)	681,428	158.3%
Cash flows from financing activities	**(360,643)**	(420,137)	59,494	(14.2%)
Net cash and cash equivalents in-flow	**1,047,537**	35,454	1,012,083	—

Cash flows from operating activities

The Company's cash flows from operating activities in 2002 was RMB1,157.2 million, representing an increase of RMB271.2 million from RMB886.0 million in 2001. The cash flow generated from the Company's growing passenger transportation business was the main source for the increase in cash flow from operating activities.

Cash flows from investing activities

In 2002, the Company's cash flows from investing activities was RMB251.0 million, representing an increase of RMB681.4 million from RMB430.4 million which was net cash out-flow in 2001. Cash out-flow mainly included capital expenditures for the purchase of fixed assets and construction-in progress and available-for-sale investments. The net cash in-flow from investing activities in 2002 mainly included decrease in temporary cash investments and interests received. The increase was mainly due to the shortening of the term of re-investment upon maturity of a portion of the short-term investments, thus increasing cash and cash equivalents by approximately RMB 703.2 million.

Cash flows from financing activities

In 2002, cash flows from financing activities was RMB360.6 million, representing a decrease of RMB59.49 million from RMB420.1 million in 2001. It consisted of a dividend payment of RMB356.5 million and distribution to minority shareholders of RMB4.15 million.

As of 31 December, 2002, the Company had the following capital and operating lease commitments:

In RMB thousands

	As of 31 December, 2002	As of 31 December, 2001
Operating lease commitments		
— No more than 1 year	**108,000**	—
— More than 1 year but less than 5 years	**291,375**	399,375
	399,375	399,375
Capital commitments		
— Authorised and contracted for	**10,158**	15,640
	10,158	15,640

The above mentioned capital commitments are commitments to purchase 4 DF12 diesel locomotives, totaling approximately RMB10.158 million.

Under the approval of the PRC foreign exchange authorities, Hong Kong dollar-denominated income from the Hong Kong Through-Trains between Guangzhou and Kowloon may be deposited in PRC banks in foreign currencies and need not to be exchanged into RMB. Before paying dividends to the holders of H Shares and ADSs, the Company may have to convert RMB at the rate set by the People's Bank of China into the relevant foreign currencies. Some of the Company's purchase contracts and equipment leases or contracts for the provision of parts or services, particularly with respect to the high-speed passenger train project, are also payable by the Company in foreign currencies. While the exchange rates used by the Company as set by the People's Bank of China are comparatively stable, in case the foreign exchange reserves of the Company are not sufficient to pay the dividends and the operating expenses, the Company will be subject to foreign exchange risk when RMB is exchanged into the relevant foreign currencies.



The Company's management believes, however, that the contingent exposures relating to foreign exchange rate fluctuations have not, and are unlikely to have a material effect on the Company's financial position. The Company does not enter into any hedging transactions with respect to the Company's exposure to foreign currency movements. Furthermore, the Company is not aware of any effective financial hedging products that serve as protection against possible RMB devaluation.

Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Center of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. As of 31 December, 2002, the Company had no commercial bank loans outstanding. Accordingly, the Company is not exposed to any material interest rate risks.

The Company plans to implement the following development initiatives in 2003:

1. In order to better accomodate for future transportation volume growth and market competition, and facilitate rapid growth of the Company's core businesses in passenger and freight transportation, the Company will continue to plan for the construction project of the fourth rail line between Guangzhou and Shenzhen.

2. In respect of its passenger transportation business, the Company plans to (1) further increase the service frequency of its Guangzhou-Shenzhen high-speed passenger trains and add more stops at intermediary stations where appropriate to attract more passengers on this route; (2) operate an additional pair of the Hong Kong Through-Trains; (3) further integrate the Company's railway systems with urban public transportation systems so as to expand the Company's service coverage of high speed trains; and (4) continue to improve the Company's passenger transportation service facilities.

3. In respect of freight transportation, the Company plans to (1) conduct freight transportation market studies, focus on business potentials at ports and develop inbound freight transport and unloading business and intensify marketing efforts for freight transportation; (2) enhance cooperation with ports, mines, factories and other corporate entities to maintain the existing and develop new freight transportation business; and (3) gear up the efforts for container freight transportation, better organize the container express train service between Dongguan and Hong Kong, and intensify its efforts to lauch a container express train service between Dongguan and Yantian Port.

4. Regarding the use of capital, the Company intends to expand its growth prospects through equity investments, acquisitions and mergers when circumstances allow.

Details of the above plans are set out on page 8 and page 9 of the Chairman's Statement.


广深铁路股份有限公司
GUANGSHEN RAILWAY COMPANY LIMITED

Report of DIRECTORS



The Board is pleased to present the Report of Directors together with the audited financial statements of the Company and its subsidiaries for the year ended 31 December, 2002.

The Company and its subsidiaries mainly engage in railway passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services, provision of railway facilities and technical services, and sales of food, beverages and merchandise in railway stations and on board.

The consolidated operating results of the Company and its subsidiaries for the year ended 31 December, 2002 and the financial positions of the Company and its subsidiaries as of 31 December, 2002 are set out in the consolidated income statement and consolidated balance sheets prepared in accordance with International Financial Reporting Standards ("IFRS") as set out on page 47 and page 48 of this annual report, respectively.

For the year ended 31 December, 2002, the appropriations of profit as dividends and reserves as proposed by the Board are set out in Note 32 and Note 24 to the financial statements, respectively.

The Company did not declare any interim dividend for the six months ended 30 June, 2002.

On 23 April, 2003, the Board proposed a distribution of a final dividend of RMB0.10 per share to the shareholders of the Company for the year ended 31 December, 2002.

Shareholders whose names appear on the Register of Members on 11 May, 2003 will qualify for entitlement to the final dividend for the year ended 31 December, 2002. The Register of Members for H shares will be closed from 11 May, 2003 to 10 June, 2003, both days inclusive.

Holders of H shares who wish to qualify for entitlement to the final dividend must lodge all transfer forms, together with the relevant share certificates, at the Company's share registrars, Hong Kong Registrars Limited, at Rooms 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on 9 May, 2003, the last trading day before the Register of Members is closed.

Details concerning the final dividend payments to holders of H shares are to be announced after the approval by the shareholders at the 2002 annual general meeting, which is to be held on 10 June, 2003. The specific date and procedure for the payment of the final dividend will be announced separately.

In accordance with the articles of association of the Company (the "Articles of Association"), the dividend for domestic shares will be paid in Renminbi ("RMB") while the dividend for H Shares will be calculated in RMB and paid in Hong Kong dollars. The exchange rate will be based on the average closing exchange rates for RMB to Hong Kong dollars as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be distributed.

As of 31 December, 2002 the Company had approximately RMB31.365 million overdue time deposits placed with Zengcheng Urban Credit Cooperative ("Zengcheng"). Zengcheng failed to repay the Company the time deposits when they matured. The Company had obtained judgment in its favour regarding the unpaid time deposit. However, as the judgment debtor was under restructuring, the Court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the Company's net assets and 1.2% of the Company's total current assets and has no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made a provision in its financial statements for such overdue deposit pursuant to management's estimates.

Except for such overdue time deposit, the Company has no other overdue time deposits which have not been repaid. The Company has not encountered any difficulty withdrawing deposits. The Company has placed its deposits with other commercial banks in the PRC and the MOR's Railway Deposit-taking Centre.

As of 31 December, 2002, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.

As of 31 December, 2002, the Company had no bank loans or borrowings.

As of 31 December, 2002, the Company's investment in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture to carry on real estate business near a railway station operated by the Company.

On 27 October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables owed by Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the debt, the independent third party sued Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi for the debt owed to it by Guangdong Guancheng. According to a court verdict on 4 November, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi had to pay an amount of approximately RMB257 million plus interest.

As stated above, if Guangzhou Guantian is held responsible for the guarantee, the Company may need to make provision for the decrease in value of its investment in Tiecheng. Having consulted an independent lawyer, the directors are of the opinion that the guarantee is invalid according to the relevant PRC rules and regulations. Tiecheng is now in the process of applying to the court for discharging the obligation of Guangzhou Guantian under the guarantee. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian having to settle the above claim is remote and no provision for the decrease in value of the Company's investment in Tiecheng was made in the accounts.

As of 31 December, 2002, the Company had not charged any of its assets and had not provided any guarantees.

There was no interest capitalized in the construction-in-progress or fixed assets of the Company and its subsidiaries during 2002.

FIXED ASSETS

Changes in fixed assets of the Company and its subsidiaries during 2002 are set out in Note 10 to the financial statements.

INCOME TAX EXPENSE

As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 15%. The rate is 18% lower than that of the standard rate for PRC companies of 33%. Details regarding income tax expense of the Company and its subsidiaries are set out in Note 6 to the financial statements.

RESERVES

Changes in the reserves of the Company and its subsidiaries during the year are set out in Note 24 to the financial statements.

STATUTORY PUBLIC WELFARE FUND

Details of the Company's statutory public welfare fund are set out in Note 24 to the financial statements.

SUBSIDIARIES

Details of the Company's principal subsidiaries as of 31 December, 2002 are set out in Note 13 to the financial statements.


广九直通车售票、出入
广九行李包裹托运处
小件行李寄存处
Left Luggage Office
出站口
Exit
地铁(公交总站)入口



The Company owns 12 diesel high-speed locomotives, 5 high-speed electric locomotives, 18 shunting locomotives, 1 high-speed electric passenger train, 84 quasi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express train passenger coaches. The freight cars used by the Company are all leased from the MOR, to which the Company paid rental fees and depreciation based on the uniform rate set by the MOR.

20,536,760 ADSs (each ADS represents 50 H Shares) of the Company were listed on the New York Stock Exchange on 13 May, 1996 (New York time) and 217,812,000 H Shares were listed on the Hong Kong Exchange on 14 May, 1996 (Beijing time). Pursuant to the over-allotment options exercised by the underwriters, the Company also issued 186,650,000 H Shares in the form of ADSs on 24 May, 1996. The aggregate number of issued H Shares was 1,431,300,000 (par value of RMB1.00 per share).

	H Shares listed in Hong Kong *(HK$/share)*	**ADSs listed in New York** *(US$/ADS)*
Issue price	2.91	19.00
Highest traded price during 2002	1.59	10.30
Lowest traded price during 2002	1.26	7.90
Opening price on the first trading day of 2002	1.26	8.40
Closing price on the last trading day of 2002	1.32	8.70
Total transaction volume for 2002	1,350,356,000 shares	1,235,900 ADSs

SHARE CAPITAL STRUCTURE

As of 31 December, 2002, the Company's share capital consisted of:

Type of share capital	Number of shares ('000)	Percentage of share (%)
State-owned Domestic Shares	2,904,250	66.99
H Shares	1,431,300	33.01
Total	4,335,550	100.00

There was no change in the Company's share capital during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2002, holders of over 10% or more of the Company's shares were as follows:

Name of shareholder	Number of shares ('000)	Percentage of share (%)
Guangzhou Railway (Group) Company (the "Parent Company")	2,904,250	66.99
HKSCC Nominees Limited	1,386,362	31.98

As at 31 December, 2002, holders of H Shares holding over 10% of the Company's issued share capital as recorded in the Central Clearing System of HKSCC Nominees Limited were as follows:

Name of shareholder	Number of shares ('000)	Percentage of H Shares (%)
Hongkong and Shanghai Banking Corporation (Nominees) Limited	721,823	50.43

Other than the information stated above, no other person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept pursuant to Section 16(1) of the SDI Ordinance as having an interest of 10% or more of the issued share capital of the Company as at 31 December, 2002.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the year ending 31 December, 2002, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

[illegible]

There is no provision regarding pre-emptive rights under the Articles of Association and the laws of the PRC.

[illegible]

The independent non-executive directors of the Company confirmed that the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) that were entered into by the Company during 2002 were entered into in the ordinary and usual course of its business on normal commercial terms or on terms that were fair and reasonable so far as the shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favourable than those offered to (or from) independent third parties.

[illegible]

Information relating to the Company's directors, supervisors and senior management as of 23 April, 2003 is as follows:

Name	Age	Position	Nationality
Directors:			
Jiang Linyang	59	Chairman of the Board	Chinese
Li Daihua	60	Director	Chinese
Wu Yiquan	58	Director and General Manager	Chinese
Li Qingyun	39	Director and Deputy General Manager	Chinese
Wu Houhui	54	Director	Chinese
Shen Jun	53	Director	Chinese
Li Peng	56	Director and Chairman of the Trade Union	Chinese
Chang Loong Cheong*	57	Director	Hong Kong, the PRC
Deborah Kong*	43	Director	Australian

Name	Age	Position	Nationality
Supervisors:			
Gu Hongxi	56	Chairman of the Supervisory Committee	Chinese
Zhao Genrong	57	Supervisor	Chinese
Chen Yongbao	51	Supervisor	Chinese
Chen Yunzhong	50	Supervisor	Chinese
Yao Muming	49	Supervisor	Chinese
Yang Rongjiu	55	Supervisor	Chinese
Other Senior Management:			
Yan Ping	43	Deputy General Manager	Chinese
Luo Qingming	46	Deputy General Manager & Chief Engineer	Chinese
Ma Kaiming	32	Deputy General Manager	Chinese
Yao Xiaocong	50	Chief Accountant and Company Secretary	Chinese

** Independent directors who are also Hong Kong residents.*

On 28 June, 2002, the Company convened the Annual General Meeting of the Company. Resolutions were passed at the Annual General Meeting to appoint Mr. Jiang Linyang, Mr. Li Daihua, Mr. Wu Yiquan, Mr. Li Qingyun, Mr. Wu Houhui, Mr. Shen Jun, Mr. Li Peng, Mr. Chang Loong Cheong, and Ms. Deborah Kong as directors of the third session of the Board of the Company. Resolutions were also passed at the same meeting to elect Mr. Gu Hongxi, Mr. Zhao Genrong, Mr. Chen Yongbao, Mr. Chen Yunzhong and Mr. Yao Muming as supervisors of the third session of the Supervisory Committee to represent the Company's shareholders, and to elect Mr. Yang Rongjiu as supervisor to represent the staff of the Company in accordance with a democratic election by the Company's staff.

On 28 June, 2002, resolutions were passed at the first meeting of the third session of the Board of the Company to appoint Mr. Jiang Linyang as chairman of the Board of the Company.

From 1 January to 28 June, 2002, Mr. Zhang Zhengqing was the chairman of the second session of the Board of the Company.

On 23 April, 2003, resolutions were passed at the third meeting of the third session of the Board of the Company to terminate the engagement of each of Mr. Ye Yongming and Mr. Chen Jianfu as the Deputy General Manager of the Company and to appoint Mr. Ma Kaiming as the Deputy General Manager of the Company.

[illegible] COMPANY

None of the directors or supervisors had, as at 31 December, 2002, any interest in any shares or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) as recorded in the register as required to be kept under Section 29 of the SDI Ordinance, or as otherwise notified to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (for the purpose of this paragraph, the aforesaid are also applicable to the Supervisors of the Company). The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

SERVICE CONTRACTS OF [illegible]

Each of the directors of the third session of the Board has entered into a service agreement with the Company for an initial term of three years commencing on 28 June, 2002. Except for the above, no other service contract has been entered into between the Company or any of its subsidiaries and any of the directors or supervisors. Apart from the above, the Company has not entered into any service contract with any director or supervisor that is not terminable by the Company within one year without payment of compensation (other than statutory compensation).



No director or supervisor has any direct or indirect material interest in any contract of significance during the year to which the Company or any of its subsidiaries was a party.

The remuneration of the directors and supervisors and senior management staff of the Company are set out in Note 5 to the financial statements of this annual report.

The Company believes that there are no factors that will have a material negative effect on the Company's businesses and financial position in 2002.

In 2002, the Company has made the following adjustments to its passenger and freight transportation prices: (1) during the Spring Festival in 2002, the Company made different small scale upward adjustments to passenger fares based on different classes of fares of long-distance domestic trains; (2) with the approval of the MOR or the Parent Company, the Company continued to offer reduced prices for certain goods in order to improve its competitiveness in the freight transportation services; (3) during the New Year's holidays, the Spring Festival, the Tomb-sweeping Day holidays, the Labour Day holidays and the National Day holidays, the Company increased the fare on the high-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip.

The Company has a certain amount of deposits denominated in Hong Kong dollars and in US dollars. It also receives income in Hong Kong dollars from the provision of its transportation services. If there are significant fluctuations in the exchange rates of Hong Kong dollars or US dollars to RMB, the financial condition of the Company will be affected.

The Company and its subsidiaries were not involved in any material litigation or dispute in 2002.

PricewaterhouseCoopers (certified public accountants in Hong Kong) and Pan-China (Schinda) (certified public accountants in the PRC) were the Company's international and domestic auditors respectively in 2002. Resolutions to continue to appoint these two firms as the Company's international and domestic auditors of the Company for 2003 will be proposed at the annual general meeting of the Company to be held on 10 June, 2003.

On 28 June, 2002, resolutions were passed at the annual general meeting of the Company to appoint PricewaterhouseCoopers as the Company's international auditors for the year 2002. The Company's international auditors were Arthur Andersen for 2000 and 2001.

EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS

As of 31 December, 2002, the Company had in total 9,258 employees.

The Company implemented a salary distribution policy which links remuneration closely with operating results, labour efficiency and individual contribution. Employees' salaries distribution is subject to macro-control and is based on their posted scores and performance reviews. The Company paid approximately RMB373.8 million in total for salary and benefits in 2002.

Pursuant to applicable state policies and regulations, the Company's employees enjoy the following benefits: (1) retirement pension — the Company is required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of its employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund — the Company is required to set aside 14% of the aggregate amount of salaries of all of its employees as employees' welfare fund contributions and medical service fees; and (3) housing fund — both the Company and its employees are required to deposit 7% (for residents in Guangzhou area or along the Guangzhou — Shenzhen route), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, the Company has not participated in any other employees' basic medical insurance scheme.

During 2002, the Company has trained 556 employees on modern management techniques and 5,552 employees on adaptability. The training programmes included: knowledge about the World Trade Organization, office automation, human resources management, maintenance of the homemade high-speed electric trains, foreign-related services and safety regulations. The training courses were mainly organized by the Company's Employee Training Centre. The Company also employed certain external experts for these purposes. The total direct cost for the training programmes in 2002 was approximately RMB2.395 million.

EMPLOYEES' RESIDENTIAL PROPERTIES AND ACCOUNTING TREATMENT REGARDING THE DIFFERENCE BETWEEN SELLING PRICES AND COSTS OF EMPLOYEES' RESIDENTIAL PROPERTIES

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value of the staff quarters and the proceeds collected from the sales of such quarters to the employees was not more than RMB226.4 million as of 31 December, 2002. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of 1 January, 2001, or in the case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval by the Board. Such treatment conforms with the accounting rules and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements of the Company as of 31 December, 2002 prepared in accordance with IFRS, the Company accounted for the housing losses as follows: losses arising from the sales of completed staff quarters to employees, or from the sales of premises under construction which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of 15 years from the time of such sales. During the year ended 31 December, 2002, the housing losses charged to the deferred staff costs in the consolidated income statement was approximately RMB15.09 million and the accumulated amortized amount was RMB45.27 million. As of 31 December, 2002, the unamortized deferred losses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB181.1 million.

MAJOR SUPPLIERS AND CUSTOMERS

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR. The Company may also purchase some of its equipment from foreign vendors and other domestic suppliers. The Company's five largest customers accounted for less than 30% of the Company's revenue and the Company's five largest suppliers accounted for less than 30% of the Company's purchases.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company and its directors hereby state that, to the best of their knowledge, the Company has, throughout the financial year ended 31 December, 2002, complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

By Order of the Board
Jiang Linyang
Chairman

Shenzhen, the PRC
23 April, 2003







Report of THE SUPERVISORY COMMITTEE



Dear shareholders,

During the year ended 31 December, 2002, the Supervisory Committee (the "Committee") carried out its duties faithfully in accordance with the Company Law of the PRC and the Articles of Association of the Company, adhered to the principle of honesty and good faith and carried out their work cautiously and positively for the purpose of protecting the interests of both the Company and its shareholders. The Supervisory Committee held three meetings during the period under review, in which resolutions concerning certain major issues were passed and reported to the Board. The supervisors attended all meetings of the Board and important meetings concerning the operations of the Company during the period under review. It investigated the operations of the Company and offered advice and suggestions on improving management and reorganization of the other businesses. The Committee has carefully reviewed the Report of Directors, the financial report and dividend policy to be presented by the Board at the annual general meeting of the shareholders.



MR. GU HONGXI
Chairman of the Supervisory Committee

The Company achieved a profit attributable to shareholders of RMB557.1 million in 2002, representing a continuous increase in profit following the increase achieved in 2001. The Committee believes that it was the result of the adoption of active marketing measures, continuous exploration of potentials and efficient control of costs. It also revealed that the success of the Company's strategy on implementation of the "As-frequent-as-buses" Train Project and its departmental reform. In the coming year, the Committee shall offer its support to the Company's construction project of the fourth line on the Guangzhou-Shenzhen route, the continuous optimization of the "As-frequent-as buses" Train Project, the operation of additional Through-Trains between Guangzhou and Kowloon and the improvement of cooperation with ports in freight transportation. The Committee hopes that the Company's management will carry out these projects orderly and steadily in accordance with relevant rules and regulations and in a stable way so as to enhance the Company's competitiveness.

The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company's future. We would like to express our gratitude to the Board, the senior management headed by the General Manager, and all the employees and shareholders for your confidence in and support for our work.

By Order of the Supervisory Committee
Gu Hongxi
Chairman

Shenzhen, the PRC
23 April, 2003

Jiang Linyang, age 59, is the Chairman of the Board of the Company and the Chairman of the Board of Directors of the Parent Company. He graduated from Southwest Jiaotong University. Since 1964, Mr.Jiang has served in various managerial positions in various railway departments, and has served as the Director of Chongqing Railway Sub-administration, the deputy director of Chengdu Railway Administration and the deputy chairman of the Board of Directors of the Parent Company.

Li Daihua, age 60, is a Director of the Company. He graduated from Hunan Provincial Human Resources Management Academy. Since 1958, Mr. Li has served in various technical and managerial positions in various railway departments, and has served as a member of the senior management of Changsha Railway Company, Yangcheng Railway Company, Liuzhou Railway Administration and the Parent Company.

Wu Yiquan, age 58, is a Director and the General Manager of the Company. He graduated from Nanjing Railway Transport School and is an engineer. Mr. Wu served in various managerial positions including being the Deputy General Manager in Yangcheng Railway Company from 1973 to 1993. Since 1994, Mr. Wu has served as the Deputy General Manager of the Parent Company and the General Manager of Changsha Railway Company.

Li Qingyun, age 39, is a Director and Deputy General Manager of the Company. Mr. Li graduated from Northern Jiaotong University in 1989, majoring in railway transportation and organization. He holds a Master's degree. He served in managerial positions in technical and transportation departments of the Parent Company from 1989 to August 1999. He joined the Company in September 1999.

Wu Houhui, age 54, is a Director of the Company. He graduated from Dalian Railway College and is a senior economist. Mr. Wu served in various managerial positions in the Parent Company from 1984 to 2000 including as a director of the Enterprise Management Office. Since November 2000, Mr. Wu became the Deputy Chief Economist of the Parent Company.

Shen Jun, age 53, is a Director of the Company. He graduated from Nanjing Railway Transport School. Since 1968, Mr. Shen has served in financial and accounting positions in various railway departments. Since 1992, he has served as an Assistant Director, the Deputy Director and the Director of the Audit Department of the Parent Company. Since August 1999, Mr. Shen has served as the Director of the Finance Department of the Parent Company.

Li Peng, age 56, is a Director and the Chairman of the Trade Union of the Company. Mr. Li graduated from Eastern China Civil Engineering Institute, and has served in various executive and labour administration positions in Yangcheng Railway Company since 1977. He was the Deputy General Manager of the predecessor of the Company, Guangshen Railway Company, and Guangshen Railway Enterprise Development Company from 1992 to 1997. Mr. Li joined the Company in December 1997.

Chang Loong Cheong, age 57, holds a management certificate from the Hong Kong Management Association and is an independent director of the Company. Mr. Chang is also a Director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang has been a Manager of Cathay Restaurant in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and the General Manager and a Director of Noble Ascent Company Limited.

Deborah Kong, age 43, is an independent Director of the Company. Ms. Kong is currently an executive director of Centennial Resources Company Limited. Ms. Kong holds a Bachelor of Arts degree from Sydney University and has attended a one-year master's degree course of finance at Macquarie University in Australia. She is a member of the People's Political Consultative Standing Committee of Shandong Province in the PRC.

SUPERVISORS

Gu Hongxi, age 56, is the Chairman of the Supervisory Committee of the Company. He graduated from Zhejiang University. Mr. Gu joined the railway department in 1974, and was the Deputy Director of Changsha Railway Sub-administration and the Director of the Welfare and Education departments of the Parent Company. Since December 1995, Mr. Gu has served as the Chief Economist of the Parent Company.

Zhao Genrong, age 57, is a Supervisor of the Company. Mr. Zhao graduated from Northern Jiaotong University. He served in finance positions in Hengyang Railway Sub-administration in 1968. Since 1983, Mr. Zhao has served as the Deputy Director and the Director of the Finance Department of the Parent Company. Since August 1999, Mr. Zhao served as the Director of the Audit Department of the Parent Company.

Chen Yongbao, age 51, is a Supervisor of the Company. Mr. Chen graduated from Zhuzhou Railway Mechanical School. Since 1975, he has served in various managerial positions in Guangzhou Railway Sub-administration and Yangcheng Railway Company. From 1997 to 2001, Mr. Chen served in the administration supervisory position of the Parent Company. Since May 2001, Mr. Chen served as the chief of the Supervision Department of the Parent Company.

Chen Yunzhong, age 50, is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver's School, Guangdong Jinan University and the Cadres Academy of the Central Party Committee. He was a member of the senior management of Hainan Railway Company. Mr. Chen joined the Company in May 2000, and is currently a member of the senior management of the Company.

Yao Muming, age 49, is a Supervisor of the Company. Mr. Yao graduated from Huanan Normal University, and has served as the Deputy Director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureaus. He joined the Company in 1997 and is a member of the Company's senior management.

Yang Rongjiu, age 55, is a Supervisor of the Company. Mr. Yang graduated from Cadres Refresh Class in Guangzhou Zhongshan University. He has served in various railway departments since 1964 and was the Stationmaster of Shenzhen Railway Station. In May 2001, Mr. Yang served as the deputy Chairman of the Trade Union of the Company.

SENIOR MANAGEMENT

Yan Ping, age 43, is a Deputy General Manager of the Company. Mr. Yan graduated with a Master's Degree of Economics from the Northeast Finance and Economics University. He is a senior engineer, and was the General Manager of Tie Long Company of Dalian Railway Sub-administration, Chief of Diversified Businesses Section of Shenyang Railway Administration and the Stationmaster of Dalian Railway Station of Dalian Railway Sub-administration. In August 2000, Mr. Yan joined the Company as Stationmaster of Guangzhou East Station.

Luo Qingming, age 46, is a Deputy General Manager and the Chief Engineer of the Company. Mr. Luo graduated from Changsha Railway Institute in 1982, where he majored in railway engineering. He is a senior engineer, and served as an engineer, the Chief Engineer, a Deputy Section Chief, and the Section Chief of the Guangshen Engineering Section of the Company. He received a government allowance awarded by the State Council of the PRC in 1999.

Ma Kaiming, age 32, is a Deputy General Manager of the Company. Mr. Ma graduated from Northern Jiaotong University in 1995. He holds a Master's degree and is an engineer. He served in managerial positions in various technical and administration departments of Yangcheng Railway Company and the Parent Company from April 1995 to April 2003. Mr. Ma became a Deputy General Manager of the Company on 23 April 2003.

Yao Xiaocong, age 50, is the Chief Accountant and Company Secretary of the Board of the Company. Mr. Yao graduated from the Guangzhou Railway Management Academy. Since 1975 he has served finance and accounting positions in various railway departments. He has over 20 years of experience in finance and accounting areas. Mr. Yao was the Director of the Finance Sub-department of Yangcheng Railway Company before he joined the Company in 1997.

REGISTERED NAME OF THE COMPANY
廣深鐵路股份有限公司

ENGLISH NAME OF THE COMPANY
Guangshen Railway Company Limited

REGISTERED ADDRESS OF THE COMPANY
No. 1052 Heping Road
Shenzhen
Guangdong Province
The People's Republic of China
Postal Code: 518010

COMPANY WEB SITE
www.gsrc.com

AUTHORIZED REPRESENTATIVES
Jiang Linyang
Yao Xiaocong

COMPANY SECRETARY
Yao Xiaocong

DOMESTIC AUDITORS
Pan-China (Schinda)
Certified Public Accountants
16th Floor, Securities Building
No. 5020 Binhe Road
Shenzhen
The People's Republic of China

INTERNATIONAL AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

LEGAL ADVISER AS TO PRC LAW
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People's Republic of China

LEGAL ADVISER AS TO HONG KONG LAW	Norton Rose Room 3801, 38th Floor Jardine House 1 Connaught Place Central Hong Kong
LEGAL ADVISER AS TO THE UNITED STATES LAW	Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong
PRINCIPAL BANKER	China Construction Bank Shenzhen Railway Branch 1st to 4th Floors, Jinwei Building Jiabin Road Shenzhen The People's Republic of China
HONG KONG SHARE REGISTRAR	Hong Kong Registrars Limited Rooms 1712-16 on 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
DEPOSITARY	JP Morgan Chase Bank 60 Wall Street New York USA
INFORMATION OF LISTING	H Shares: The Stock Exchange of Hong Kong Limited Share Code: 0525 ADSs: The New York Stock Exchange, Inc. Ticker Symbol: GSH

PUBLICATIONS

The Company's 2002 interim and annual reports were published in August 2002 and April 2003, respectively. As required by the United States securities laws, the Company will file an annual report together with the Form 20-F with the U.S. Securities and Exchange Commission before 30 June, 2003. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Guangshen Railway Company Limited
Secretariat to the Board of Directors
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Postal Code: 518010
Tel: (86-755) 25588146 or (86-755) 25598693
Fax: (86-755) 25591480

Notice is hereby given that the Board of Directors ("Board") of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the Meeting Room of the Company on 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") on 10 June, 2003 (Tuesday) at 9:00 a.m.:

1. to consider and approve the work report of the Board of the Company for 2002;

2. to consider and approve the work report of the Supervisory Committee of the Company for 2002;

3. to consider and approve the audited financial statements of the Company for 2002;

4. to consider and approve the proposed profit distribution of the Company for 2002;

5. to consider and approve the Company's budget for 2003;

6. to consider and approve the appointment of Pan-China (Schinda) Certified Public Accountants as the Company's PRC auditors for 2003 and to authorise the Board and the Audit Committee to determine its remunerations;

7. to consider and approve the appointment of PricewaterhouseCoopers as the Company's international auditors for 2003 and to authorise the Board and the Audit Committee to determine its remunerations;

8. to consider any other businesses.

Notes:

(1) Holders of the Company's H Shares are advised that the register of members of the Company's H Shares will be closed from 11 May, 2003 to 10 June, 2003 (both days inclusive), during which no transfers of H Shares will be registered. Holders of the Company's H Shares who wish to qualify for entitlement to final dividends must lodge all transfer documents together with the relevant share certificates to the Company's registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on 9 May, 2003. Holders of the Company's H Shares whose names appear on the register of members of the Company on 11 May, 2003, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his/her proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointor or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any) must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 21 May, 2003. The return of the attendance confirmation reply form will not affect the shareholder's right to attend and vote at the AGM.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Tel: (86-755)-25588146 or 25598693
Fax: (86-755)-25591480

By Order of the Board
Yao Xiaocong
Company Secretary

Shenzhen, the PRC
23 April, 2003



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

TO THE SHAREHOLDERS OF
GUANGSHEN RAILWAY COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of Guangshen Railway Company Limited (the "Company") and its subsidiaries (the "Group") as of 31 December, 2002 and the consolidated income and cash flow statements for the year then ended. These financial statements set out on pages 47 to 92 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Group and the Company as of 31 December, 2002 and of the results of the Group's operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
23 April, 2003

49

For the year ended 31 December, 2002
(All amounts in Renminbi thousands, except for per share data)

	Notes	2002	2001
Revenues from railroad businesses			
Passenger		**1,846,599**	1,426,010
Freight		**514,036**	567,276
Sub-total		**2,360,635**	1,993,286
Revenues from other businesses		**156,893**	160,306
Total revenues		**2,517,528**	2,153,592
Operating expenses			
Railroad businesses			
Labour and benefits		**(373,781)**	(320,569)
Equipment leases and services		**(433,918)**	(262,320)
Materials and supplies		**(192,141)**	(144,651)
Repair costs, excluding materials and supplies		**(102,377)**	(94,545)
Depreciation		**(335,508)**	(342,534)
Amortisation of leasehold land payments		**(15,131)**	(15,453)
Fees for social services		**(57,385)**	(57,157)
General and administrative expenses		**(123,800)**	(150,162)
Others		**(101,251)**	(73,238)
Sub-total		**(1,735,292)**	(1,460,629)
Other businesses			
Materials and supplies		**(124,602)**	(108,930)
General and administrative expenses		**(35,137)**	(29,922)
Sub-total		**(159,739)**	(138,852)
Total operating expenses		**(1,895,031)**	(1,599,481)
Profit from operations		**622,497**	554,111
Other income		**43,495**	78,660
Finance costs		**(4,208)**	(2,087)
Share of (losses) profits of associates before tax	14	**(197)**	678
Profit before tax	4	**661,587**	631,362
Income tax expense	6	**(104,391)**	(99,366)
Profit from ordinary activities after tax		**557,196**	531,996
Minority interests		**(113)**	1,499
Profit attributable to shareholders	7	**557,083**	533,495
Earnings per share	8		
— Basic		**RMB0.13**	RMB0.12
— Diluted		**N/A**	N/A

As of 31 December, 2002
(All amounts in Renminbi thousands)

	Notes	2002	2001
Non-current assets			
Fixed assets	*10*	**6,798,280**	7,031,040
Construction-in-progress	*11*	**672,827**	446,399
Leasehold land payments	*12*	**656,998**	673,746
Interests in associates	*14*	**140,842**	141,122
Available-for-sale investments	*15*	**166,695**	32,000
Deferred tax assets	*16*	**7,577**	5,193
Deferred staff costs	*17*	**181,095**	196,187
		8,624,314	8,525,687
Current assets			
Materials and supplies		**34,105**	34,191
Trade receivables, net	*18*	**51,457**	67,440
Due from Parent Company		**39,374**	29,499
Due from related parties		**267,885**	276,013
Prepayments and other receivables, net	*19*	**260,075**	322,276
Temporary cash investments	*20*	**567,339**	1,376,602
Cash and cash equivalents	*26(b)*	**1,413,045**	365,508
		2,633,280	2,471,529
Current liabilities			
Trade payables	*21*	**41,734**	69,048
Payables for construction of fixed assets		**181,473**	199,780
Due to related parties		**158,199**	58,650
Dividends payable	*9*	**90,663**	13,598
Taxes payable		**71,844**	65,682
Accrued expenses and other payables	*22*	**457,953**	454,218
		1,001,866	860,976
Net current assets		**1,631,414**	1,610,553
Total assets less current liabilities		**10,255,728**	10,136,240
Minority interests		**11,577**	15,617
Net assets		**10,244,151**	10,120,623
Representing:			
Share capital	*23*	**4,335,550**	4,335,550
Reserves	*24*	**5,908,601**	5,785,073
Total capital and reserves		**10,244,151**	10,120,623

Jiang Linyang
Chairman

Wu Yiquan
Director

As of 31 December, 2002
(All amounts in Renminbi thousands)

	Notes	2002	2001
Non-current assets			
Fixed assets	10	**6,684,687**	6,909,668
Construction-in-progress	11	**664,679**	438,733
Land use rights	12	**652,496**	667,523
Interests in subsidiaries	13	**180,236**	172,369
Interests in associates	14	**139,574**	139,744
Available-for-sale investments	15	**166,695**	32,000
Deferred tax assets	16	**7,577**	5,193
Deferred staff costs	17	**181,095**	196,187
		8,677,039	8,561,417
Current assets			
Materials and supplies		**20,829**	12,819
Trade receivables	18	**21,910**	45,088
Due from Parent Company		**37,575**	28,492
Due from related parties		**263,873**	275,940
Prepayments and other receivables, net	19	**214,731**	273,622
Temporary cash investments	20	**562,033**	1,376,602
Cash and cash equivalents		**1,316,993**	284,467
		2,437,944	2,297,030
Current liabilities			
Trade payables	21	**31,080**	55,121
Payables for construction of fixed assets		**171,810**	181,460
Due to related parties		**156,909**	58,823
Dividends payable	9	**90,663**	13,598
Taxes payable		**66,296**	62,105
Accrued expenses and other payables	22	**389,764**	411,119
		906,522	782,226
Net current assets		**1,531,422**	1,514,804
Total assets less current liabilities		**10,208,461**	10,076,221
Net assets		**10,208,461**	10,076,221
Representing:			
Share capital	23	**4,335,550**	4,335,550
Reserves	24	**5,872,911**	5,740,671
Total capital and reserves		**10,208,461**	10,076,221

Jiang Linyang	**Wu Yiquan**
Chairman	*Director*

For the year ended 31 December, 2002
(All amounts in Renminbi thousands)

	Notes	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	26(a)	**1,261,728**	986,796
Interest paid		**(4,064)**	(2,087)
Tax paid		**(100,487)**	(98,693)
Net cash from operating activities		**1,157,177**	886,016
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and payments for construction-in-progress, net of related payables		**(553,337)**	(551,508)
Proceeds from sale of fixed assets		**12,369**	—
Increase in interests in associates		**(4,761)**	(17,572)
Decrease in temporary cash investments		**777,898**	74,728
Purchase of available-for-sale investments		**(14,108)**	(2,000)
Interest received		**32,942**	65,927
Net cash from (used in) investing activities		**251,003**	(430,425)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to group shareholders		**(356,490)**	(419,957)
Dividends paid to minority interests		**(4,153)**	(180)
Net cash used in financing activities		**(360,643)**	(420,137)
Net increase in cash and cash equivalents		**1,047,537**	35,454
Cash and cash equivalents at beginning of year		**365,508**	330,054
Cash and cash equivalents at end of year	26(b)	**1,413,045**	365,508

53

For the year ended 31 December, 2002
(All amounts in Renminbi thousands)

	Notes	Share capital	Reserves					Total
			Share premium	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Retained earnings	
Group								
Balance at 1 January, 2001		4,335,550	3,984,135	375,448	368,706	341,659	615,185	10,020,683
Profit attributable to shareholders		—	—	—	—	—	533,495	533,495
Appropriation from retained earnings	24	—	—	56,660	55,862	—	(112,522)	—
Dividends relating to 2000	9	—	—	—	—	—	(433,555)	(433,555)
Balance at 1 January, 2002		4,335,550	3,984,135	432,108	424,568	341,659	602,603	10,120,623
Profit attributable to shareholders		—	—	—	—	—	557,083	557,083
Appropriation from retained earnings	24	—	—	59,301	29,734	—	(89,035)	—
Dividends relating to 2001	9	—	—	—	—	—	(433,555)	(433,555)
Balance at 31 December, 2002		4,335,550	3,984,135	491,409	454,302	341,659	637,096	10,244,151
Company								
Balance at 1 January, 2001		4,335,550	3,984,135	359,146	359,146	306,521	635,697	9,980,195
Profit attributable to shareholders		—	—	—	—	—	529,581	529,581
Appropriation from retained earnings	24	—	—	55,064	55,064	—	(110,128)	—
Dividends relating to 2000	9	—	—	—	—	—	(433,555)	(433,555)
Balance at 1 January, 2002		4,335,550	3,984,135	414,210	414,210	306,521	621,595	10,076,221
Profit attributable to shareholders		—	—	—	—	—	565,795	565,795
Appropriation from retained earnings	24	—	—	57,613	28,806	—	(86,419)	—
Dividends relating to 2001	9	—	—	—	—	—	(433,555)	(433,555)
Balance at 31 December, 2002		4,335,550	3,984,135	471,823	443,016	306,521	667,416	10,208,461

31 December, 2002
(All amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. ORGANISATION AND OPERATIONS

Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6 March, 1996 to take over and operate certain railroad and other businesses (the "Businesses").

Prior to the formation of the Company, the Businesses were carried on by the Company's predecessor, Guangshen Railway Company (the "Predecessor"), and certain of its subsidiaries, and in certain cases, by Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries, which were all under the common control and jurisdiction of the PRC Ministry of Railways (the "MOR"). The Predecessor was controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on 8 March, 1996 and with effect from 6 March, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 shares of ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring").

In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (the "Group").

The principal activities of the Group are railroad passenger and freight transportation. The Group also operate certain other businesses, principally services in the stations and sales of food, beverages and merchandise aboard the trains and in the stations.

The directors of the Company considered Guangzhou Railway (Group) Company, a state-owned enterprise established in the PRC, to be the ultimate holding company.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC ("PRC GAAP"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the restatements are not incorporated in the accounting records of the Company and its subsidiaries.

The principal adjustments made to conform to IFRS include the following:

- Additional depreciation charges on fixed assets;
- Write-down of reclaimed rails to realisable value;
- Difference in the recognition policy on housing benefits to the employees;
- Reversal of dividends declared after end of year;
- Recording of deferred tax impact according to IFRS.
- Write-off of deferred renovation expenses.

The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

56

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(b) Group accounting

The consolidated financial statements include those of the Company and its subsidiaries and also incorporate the Group's interest in associates on the basis as set out in Note 2(c) and 2(d) below. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

All significant intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated on consolidation; unrealised losses are also eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(c) Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

In the Company's financial statements, interests in subsidiaries are carried at cost less provision for impairment in value. The results of the subsidiaries' operations are accounted for to the extent of dividends received and receivable. An assessment of interests in subsidiaries is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

57

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(d) Associates

Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's financial statements, interests in associates are carried at cost less provision for impairment in value. An assessment of interests in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

(e) Foreign currency transactions

The Group maintains its books and records in RMB.

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement in the period in which they arise. Translation differences on monetary assets measured at fair value are recognised in foreign exchange gains and losses.

The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalised for any periods presented.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(f) Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, temporary cash investments, trade receivables and payables, other receivables and payables and available-for-sale investments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

The Group had no derivative financial instruments in any of the years presented.

(g) Fixed assets

Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use.

Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Increases in valuation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Upon the disposal of the fixed assets, the relevant portion of the realised revaluations reserve of previous valuations is transferred from the revaluation reserve to retained earnings and is shown as a movement in reserves.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(g) Fixed assets *(Cont'd)*

Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of 4% to 10% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings	25 to 40 years
Leasehold improvements	over the lease terms
Track, bridges and service roads	44 years
Locomotives and rolling stock	16 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	7 to 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement. When revalued assets are sold, the amounts included in fair value and other reserves are transferred to retained earnings.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

(h) Construction-in-progress

Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. This includes the costs of construction and acquisition. No depreciation is provided on construction in progress until the asset is completed and put into use.

(i) Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail line, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years.

60

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(j) Impairment of long lived assets

Fixed assets and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(k) Available-for-sale investments

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for sale investments; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. All purchases and sales of available-for-sale investments are recognised on the date that the transaction is effective. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

(l) Deferred staff costs

The Group have finalised a scheme for selling staff quarters to its staff in 2000. Under the scheme, the Group sold certain staff quarters to their employees at preferential prices as housing benefits to the employees. The total housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service lives of the employees participating in the scheme. Upon the sales of staff quarters to the employees, the housing benefits incurred are recorded as deferred staff costs and amortised over the remaining average service lives of the employees participating in the scheme.

(m) Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

61

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(n) Materials and supplies

Materials and supplies consist mainly of items for repair and maintenance of track, and are stated at weighted average cost. Materials and supplies are expensed when used.

(o) Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(p) Temporary cash investments

Temporary cash investments represent short-term deposits with original maturities ranging from three months to one year, which are held for investment purpose and are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other financial institutions, other short-term highly liquid investments with original maturities of three months or less.

(r) Income tax expense

The Group provides for income tax expense on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable to enterprises established/incorporated in the PRC.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

62

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(s) Employee benefits

Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group' local staff are to be made monthly to a government agency based on 10% of the standard salary set by the provincial government, of which 5% is borne by the Company or its subsidiaries and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(t) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(u) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

(i) Rendering of services and sales of goods

Railroad revenues are recognised when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognised when services are rendered.

Sales aboard the trains and in the stations of food, beverages and merchandise are recognised upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyers.

Revenues are net of turnover tax.

2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(u) Revenue recognition *(Cont'd)*

(ii) Interest income

Interest income from deposits in bank and other financial institutions is recognised on a time proportion basis, taking into account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(v) Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

(w) Segments

Business segments: for management purposes the Group are organised into railroad transportation and other business operations. The divisions are the basis upon which the Group reports their primary segment information. Financial information on business segments is presented in Note 3.

Intersegment transactions: segment revenues, segment expenses and segment performance include transfers between business segments. Those transfers are eliminated on consolidation.

3. SEGMENT INFORMATION

(a) Business segments

The Group conducts the majority of its business activities in railroad and other business operations (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies in Note 2. The Group evaluates performance based on profit from operations. Segment assets consist primarily of fixed assets, materials and supplies, receivables and operating cash, and mainly exclude deferred tax assets and interests in associates. Segment liabilities comprise operating liabilities and exclude taxes payable. Capital expenditure comprises additions to fixed assets (see Note 10) and construction-in-progress (see Note 11). An analysis by business segment is as follows:

	Railroad businesses		Other businesses		Unallocated		Consolidation		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Revenues										
— External	2,360,635	1,993,286	156,893	160,306	–	–	–	–	2,517,528	2,153,592
— Inter-segment	–	–	75,188	52,159	–	–	(75,188)	(52,159)	–	–
	2,360,635[(i)]	1,993,286[(i)]	232,081	212,465	–	–	(75,188)	(52,159)	2,517,528	2,153,592
Segment result	625,343	532,657	(2,846)	21,454	–	–	–	–	622,497	554,111
Other income	37,692	76,638	5,803	2,022	–	–	–	–	43,495	78,660
Including:										
Interest income	36,281	64,634	639	1,074	–	–	–	–	36,920	65,708
Finance costs	–	–	–	–	(4,208)	(2,087)	–	–	(4,208)	(2,087)
Share of (losses) profits of associates before tax	(197)	678	–	–	–	–	–	–	(197)	678
Income tax expense									(104,391)	(99,366)
Minority interests									(113)	1,499
Profit attributable to shareholders									557,083	533,495
Other information										
Segment assets	10,147,098	10,123,179	962,077	727,722	–	–	–	–	11,109,175	10,850,901
Deferred tax assets	–	–	–	–	7,577	5,193	–	–	7,577	5,193
Interests in associates	139,972	140,252	870	870	–	–	–	–	140,842	141,122
Total assets									11,257,594	10,997,216
Segment liabilities	678,303	495,934	251,719	299,360	–	–	–	–	930,022	795,294
Taxes payable	–	–	–	–	71,844	65,682	–	–	71,844	65,682
Total liabilities									1,001,866	860,976
Capital expenditure										
— accrual basis	526,700	837,117	8,330	3,392	–	–	–	–	535,030	840,509
— cash basis	545,007	548,116	8,330	3,392					553,337	551,508
Non-cash expenses										
— Depreciation	335,508	342,534	2,289	3,415	–	–	–	–	337,797	345,949
— Amortisation of leasehold land payments	15,131	15,453	–	–	–	–	–	–	15,131	15,453
— Provision for doubtful accounts	4,257	29,038	341	582	–	–	–	–	4,598	29,620
— Amortisation of deferred staff costs	15,092	15,721	–	–	–	–	–	–	15,092	15,721

3. SEGMENT INFORMATION *(Cont'd)*

(a) Business segments *(Cont'd)*

(i) Revenues from railroad businesses include:

	2002	2001
	RMB'000	*RMB'000*
Passenger	**1,846,599**	1,426,010
Freight	**514,036**	567,276
Total	**2,360,635**	1,993,286

(b) Geographic segments

For the year ended 31 December, 2002, all of the Group's business operations are conducted in the PRC.

4. PROFIT BEFORE TAX

The following items have been (credited) charged in arriving at profit before tax:

	2002 RMB'000	2001 RMB'000
Interest income (included in other income)	**(36,920)**	(65,708)
Finance costs		
— Interest expenses for balances with related parties wholly repayable within five years	**4,064**	1,994
— Bank charges	**144**	93
Staff costs		
— Salaries and wages	**231,720**	193,781
— Provision for staff welfare and bonus	**174,807**	146,186
— Retirement benefits	**31,858**	33,212
— Employee benefits	**17,864**	17,341
— Amortisation of deferred staff costs (included in general and administrative expenses of railroad businesses)	**15,092**	15,721
Operating lease rentals of machinery and equipment	**211,896**	174,122
Depreciation of fixed assets		
— Included in railroad businesses	**335,508**	342,534
— Included in other businesses	**2,289**	3,315
Loss on disposal of fixed assets	**29,339**	25,448
Cost of materials and supplies		
— Included in railroad businesses	**192,141**	144,651
— Included in other businesses	**124,602**	108,930
Repair costs, excluding materials and supplies	**102,377**	94,545
Provision for doubtful accounts	**4,598**	29,620
Auditors' remuneration	**3,300**	3,800
Amortisation of leasehold land payments	**15,131**	15,453

5. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' EMOLUMENTS

(a) Details of directors', supervisors' and senior executives' emoluments were as follows:

	2002	2001
	RMB'000	*RMB'000*
Fees for executive directors	**461**	415
Fees for non-executive directors	**255**	321
Fees for supervisors	**—**	—
Other emoluments for executive directors		
— Basic salaries and allowances	**64**	45
— Bonus	**—**	—
— Retirement benefits	**14**	13
Other emoluments for non-executive directors	**46**	36
Other emoluments for supervisors	**397**	255
Emoluments for senior executives		
— Basic salaries and allowances	**124**	143
— Bonus	**276**	100
— Retirement benefits	**12**	15
	1,649	1,343

No directors, supervisors or senior executives waived any emoluments during the year.

(b) Analysis of directors' emoluments by number of directors and emolument ranges was as follows:

	2002	2001
Executive directors		
— Nil to HK$1,000,000 (equivalent to RMB1,060,000)	**5**	5
Non-executive directors		
— Nil to HK$1,000,000 (equivalent to RMB1,060,000)	**4**	4

68

5. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(Cont'd)*

(c) Details of emoluments paid to the five highest paid individuals (including directors and employees) were as follows:

	2002	2001
	RMB'000	*RMB'000*
Fees for directors	**618**	645
Basic salaries and allowances	**62**	47
Bonus	**—**	—
Retirement benefits	**11**	10
	691	702

	2002	2001
Number of directors	**5**	5
Number of employees	**—**	—
	5	5

(d) Analysis of emoluments paid to the five highest paid individuals (including directors and employees) by number of individuals and emolument ranges was as follows:

	2002	2001
Nil to HK$1,000,000 (equivalent to RMB1,060,000)	**5**	5

During the year, no emolument (2001: Nil) were paid to the five highest paid individuals (including directors and employees) as inducement to join or upon joining the Group or as compensation for loss of office.

6. INCOME TAX EXPENSE

Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended 31 December, 2002 is 15%.

According to the relevant income tax laws, other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation/establishment. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years. There is no material effect on the consolidated financial statements of the Company arising from these tax holidays.

Save as described above, the directors of the Company are not being informed of any change in the enterprise income tax treatment applicable to the Group.

Details of taxation charged to the consolidated income statement during the year were as follows:

	2002	2001
	RMB'000	*RMB'000*
Provision for PRC income tax	**106,649**	106,823
Deferred tax income resulting from provision for doubtful accounts	**(1,173)**	(4,175)
Deferred tax income resulting from loss on the disposals of fixed assets	**(1,211)**	(3,351)
Share of tax of associates	**126**	69
	104,391	99,366

6. INCOME TAX EXPENSE *(Cont'd)*

Reconciliation of the statutory tax rate to effective tax rate is as follows:

	2002		2001	
	RMB'000	***Percentage***	*RMB'000*	*Percentage*
Accounting profit	**661,587**	**100.0%**	631,362	100.0%
Income tax at the statutory tax rate of 15%	**99,238**	**15.0%**	94,704	15.0%
Tax effect of expenses that are not deductible in determining taxable profit				
— Amortisation of deferred staff costs	**2,264**	**0.3%**	2,358	0.4%
Effect of different tax rates for certain subsidiaries and others	**2,889**	**0.4%**	2,304	0.4%
Income tax expense	**104,391**	**15.7%**	99,366	15.8%

7. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

In the consolidated profit attributable to shareholders for the year, approximately RMB565,795,000 (2001: approximately RMB529,581,000) was dealt with in the financial statements of the Company.

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB557,083,000 (2001: RMB533,495,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2001: 4,335,550,000 shares). No diluted earnings per share was presented as there were no dilutive potential ordinary shares as of year end.

9. DIVIDENDS

In 2002, the directors have recommended and declared a final dividend of RMB0.10 (2001: RMB0.10) per share in respect of the financial year ended 31 December, 2001, totalling RMB433,555,000 (2001: RMB433,555,000).

71

10. FIXED ASSETS

	Group							
	2002							2001
	Buildings	Leasehold improvements	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signaling systems	Other machinery and equipment	Total	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost or valuation								
At beginning of year	2,066,545	38,500	4,070,016	1,004,211	490,724	1,522,774	9,192,770	8,997,931
Additions	25,985	—	22,871	23,620	1,475	78,161	152,112	211,402
Transfer from construction-in-progress	40,852	—	43,791	870	46,372	14,401	146,286	424,567
Reclassification	(124,057)	—	122,752	—	(42,484)	43,789	—	—
Disposals	(68,169)	—	(13,884)	(2,496)	(198,981)	(73,413)	(356,943)	(441,130)
At end of year	1,941,156	38,500	4,245,546	1,026,205	297,106	1,585,712	9,134,225	9,192,770
Representing:								
At cost	27,694	38,500	40,255	870	46,456	55,586	209,361	3,874,568
At 1996 professional valuation	—	—	—	—	—	—	—	5,318,202
At 2002 professional valuation	1,913,462	—	4,205,291	1,025,335	250,650	1,530,126	8,924,864	—
	1,941,156	38,500	4,245,546	1,026,205	297,106	1,585,712	9,134,225	9,192,770
Accumulated depreciation								
Beginning of year	345,429	5,775	932,060	212,925	266,582	398,959	2,161,730	1,923,024
Charges for the year	58,739	7,700	92,400	60,723	23,962	94,273	337,797	345,949
Reclassification	(22,652)	—	18,404	—	(4,256)	8,504	—	—
Disposals	(5,324)	—	(5,311)	(2,496)	(107,891)	(42,560)	(163,582)	(107,243)
At end of year	376,192	13,475	1,037,553	271,152	178,397	459,176	2,335,945	2,161,730
Net book value								
At end of year	1,564,964	25,025	3,207,993	755,053	118,709	1,126,536	6,798,280	7,031,040
At beginning of year	1,721,116	32,725	3,137,956	791,286	224,142	1,123,815	7,031,040	7,074,907

Had the fixed assets been carried at cost less accumulated depreciation, the carrying amounts at year end would have been:

	Buildings	Leasehold improvements	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signaling systems	Other machinery and equipment	Total 2002	Total 2001
Cost	1,102,617	38,500	3,466,945	1,002,484	266,179	1,470,261	7,346,986	7,405,531
Accumulated depreciation	(192,666)	(13,475)	(677,572)	(229,672)	(160,458)	(407,152)	(1,680,995)	(1,570,091)
	909,951	25,025	2,789,373	772,812	105,721	1,063,109	5,665,991	5,835,440

72

10. FIXED ASSETS *(Cont'd)*

	Company							
	2002							2001
	Buildings *RMB'000*	**Leasehold improvements** *RMB'000*	**Tracks, bridges and service roads** *RMB'000*	**Locomotives and rolling stock** *RMB'000*	**Communications and signaling systems** *RMB'000*	**Other machinery and equipment** *RMB'000*	**Total** *RMB'000*	Total *RMB'000*
Cost or valuation								
At beginning of year	**1,958,476**	**38,500**	**3,995,471**	**1,004,211**	**486,964**	**1,473,338**	**8,956,960**	8,761,737
Additions	**24,785**	**—**	**22,871**	**23,620**	**1,475**	**68,212**	**148,886**	202,822
Transfer from construction-in-progress	**40,624**	**—**	**43,791**	**870**	**46,372**	**14,069**	**145,726**	**424,138**
Reclassification	**(124,193)**	**—**	**122,752**	**—**	**(42,484)**	**51,848**	**—**	—
Disposals	**(68,169)**	**—**	**(13,884)**	**(2,496)**	**(195,306)**	**(66,399)**	**(346,254)**	(431,737)
At end of year	***1,831,523***	***38,500***	***4,171,001***	***1,026,205***	***297,021***	***1,541,068***	***8,905,318***	*8,956,960*
Representing:								
At cost	**25,388**	**38,500**	**40,255**	**870**	**46,459**	**54,418**	**205,890**	3,800,681
At 1996 professional valuation	**—**	**—**	**—**	**—**	**—**	**—**	**—**	5,156,279
At 2002 professional valuation	**1,806,135**	**—**	**4,130,746**	**1,025,335**	**250,562**	**1,486,650**	**8,699,428**	—
	1,831,523	**38,500**	**4,171,001**	**1,026,205**	**297,021**	**1,541,068**	**8,905,318**	8,956,960
Accumulated depreciation								
At beginning of year	**299,196**	**5,775**	**898,401**	**212,925**	**264,734**	**366,261**	**2,047,292**	1,818,491
Charges for the year	**55,766**	**7,700**	**90,688**	**60,723**	**23,955**	**91,322**	**330,154**	335,314
Reclassification	**(22,652)**	**—**	**18,404**	**—**	**(4,256)**	**8,504**	**—**	—
Disposals	**(5,324)**	**—**	**(5,311)**	**(2,496)**	**(106,062)**	**(37,622)**	**(156,815)**	(106,513)
At end of year	**326,986**	**13,475**	**1,002,182**	**271,152**	**178,371**	**428,465**	**2,220,631**	2,047,292
Net book value								
At end of year	**1,504,537**	**25,025**	**3,168,819**	**755,053**	**118,650**	**1,112,603**	**6,684,687**	6,909,668
At beginning of year	**1,659,280**	**32,725**	**3,097,070**	**791,286**	**222,230**	**1,107,077**	**6,909,668**	6,943,246

Had the fixed assets been carried at cost less accumulated depreciation, the carrying amounts at year end would have been:

	Buildings	Leasehold improvements	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signaling systems	Other machinery and equipment	Total 2002	Total 2001
Cost	**1,002,005**	**38,500**	**3,392,400**	**1,002,484**	**266,094**	**1,435,191**	**7,136,674**	7,188,316
Accumulated depreciation	**(146,347)**	**(13,475)**	**(642,201)**	**(229,672)**	**(160,438)**	**(392,588)**	**(1,584,721)**	(1,473,556)
	855,658	**25,025**	**2,750,199**	**772,812**	**105,656**	**1,042,603**	**5,551,953**	5,714,760

10. FIXED ASSETS *(Cont'd)*

On 6 March, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using a replacement cost approach and open market value approach. The replacement cost approach considers the cost to replace in new condition the assets appraised for similar assets, and includes purchase price, delivery charge and installation cost. The purchase price is based on the open market value. The Valuer assumed that the assets will be used for the purposes for which they are presently used and did not consider alternative uses. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group as of 6 March, 1996, and depreciation on the increment to fixed assets commenced on that date. Upon the Restructuring, the revaluation surplus was converted to shares alloted to the Parent Company.

On 30 September, 2002, the fixed assets were revalued by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, on a replacement cost approach and open market value approach, where applicable. These fixed assets were stated at their revalued amounts in the financial statements as of 30 September, 2002.

The directors of the Company are of the opinion that the carrying values of fixed assets as of 31 December, 2002 approximated to their fair values.

11. CONSTRUCTION-IN-PROGRESS

	Group		**Company**	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At beginning of year	**446,399**	369,285	**438,732**	345,898
Additions	**382,918**	629,107	**376,775**	626,536
Disposals	**(10,204)**	(127,426)	**(5,102)**	(109,563)
Transfer to fixed assets	**(146,286)**	(424,567)	**(145,726)**	(424,138)
At end of year	**672,827**	446,399	**664,679**	438,733

As of 31 December, 2002, there was no interest capitalised in the construction-in-progress as the Group had no bank borrowings.

Disposals in 2002 mainly represented injection in available-for-sale investments (see Note 15). Disposals in 2001 mainly represented disposals of staff quarters.

12. LEASEHOLD LAND PAYMENTS

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
At beginning of year	**762,087**	769,724	**755,760**	769,724
Additions	**—**	6,327	**—**	—
Disposals	**(2,000)**	(13,964)	**—**	(13,964)
At end of year	**760,087**	762,087	**755,760**	755,760
Accumulated amortisation				
At beginning of year	**88,341**	74,493	**88,237**	74,493
Amortisation charge	**15,131**	15,453	**15,027**	15,349
Disposals	**(383)**	(1,605)	**—**	(1,605)
At end of year	**103,089**	88,341	**103,264**	88,237
Net book value				
At end of year	**656,998**	673,746	**652,496**	667,523
At beginning of year	**673,746**	695,231	**667,523**	695,231

13. INTERESTS IN SUBSIDIARIES

In the balance sheet of the Company, interests in subsidiaries as of 31 December, 2002 comprised the following:

	Company	
	2002	2001
	RMB'000	*RMB'000*
Unlisted shares, at cost	**118,892**	104,748
Due from subsidiaries	**61,344**	67,621
	180,236	172,369

13. INTERESTS IN SUBSIDIARIES *(Cont'd)*

The amounts due from subsidiaries were unsecured, interest free and had no fixed repayment terms.

The Company's directors are of the opinion that the recoverable amount of its investments in its subsidiaries was not less than the Company's carrying value of the subsidiaries as of year end.

As of 31 December, 2002, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Directly held by the Company				
Shenzhen Fu Yuan Enterprise Development Company	1 November , 1991	100%	RMB18,500,000	Hotel management
Shenzhen Guangshen Railway Civil Engineering Company	1 March, 1984	100%	RMB35,000,000	Construction of railroad properties
Shenzhen Guangshen Railway Travel Service Ltd.	16 August, 1995	100%	RMB2,400,000	Travel agency
Shenzhen Jian Kai Trade Company	6 December, 1993	100%	RMB2,000,000	Construction materials trading
Shenzhen Xiang Qun Enterprise Company	30 June, 1994	100%	RMB2,000,000	Sales of merchandise
Shenzhen Jing Ming Industrial & Commercial Company Limited	18 January, 1994	100%	RMB2,110,000	Maintenance of water and electrical equipment
Shenzhen Railway Station Travel Service Company	1 January, 1990	70%	RMB6,720,000	Food services and sales of merchandise
Shenzhen Guangshen Railway Electric Section Service Limited	31 August, 1999	100%	RMB1,040,000	Repair and maintenance of railroad communications systems

13. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Directly held by the Company *(Cont'd)*				
Guangzhou East Station Dongqun Trade and Commerce Service Company	23 November, 1992	100%	RMB5,686,000	Sale of merchandise
Shenzhen Railway Station Passenger Services Company	18 December, 1986	100%	RMB1,500,000	Food services and sale of merchandise
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September, 1993	55%	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Dongguan Changsheng Enterprise Company	22 May, 1992	51%	RMB3,800,000	Warehousing
Indirectly held by the Company				
Shenzhen Nantie Construction Supervision Company	8 May, 1995	100%	RMB2,000,000	Supervision of construction projects
Guangshen Railway Economic and Trade Enterprise Company	7 March, 2002	100%	RMB2,000,000	Culinary management
Shenzhen Railway Property Management Company Limited	13 November, 2001	100%	RMB3,000,000	Property management
Shenzhen North Station Auto Repair Plant	19 April, 1993	100%	RMB3,500,000	Repair and maintenance of vehicles
Shenzhen North Station Loading and Unloading Transportation Company	20 September, 1993	100%	RMB3,750,000	Cargo loading and unloading, freight transportation

13. INTERESTS IN SUBSIDIARIES *(Cont'd)*

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Indirectly held by the Company *(Cont'd)*				
Shenzhen North Station Railway Industry Technology Development Company	10 March, 1993	100%	RMB1,640,000	Maintenance of equipment
Shenzhen Yuezheng Enterprise Company Limited	24 June, 1996	100%	RMB1,000,000	Freight transport agency, cargo loading and unloading, warehousing
Guangzhou Donglian Travel Service Company Limited	16 April, 1991	70%	RMB6,398,965	Food services
Shenzhen Road Multi-modal Transportation Company Limited	17 March, 1994	60%	RMB1,000,000	Freight transportation

All the above subsidiaries are limited liability companies.

14. INTERESTS IN ASSOCIATES

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**—**	—	**135,306**	115,664
Share of net assets	**136,574**	117,477	**—**	—
Due from associates	**48,095**	88,787	**48,095**	88,331
Due to associates	**(40)**	(2,742)	**(40)**	(1,851)
	184,629	203,522	**183,361**	202,144
Less: Provision for impairment in value	**(29,689)**	(29,689)	**(29,689)**	(29,689)
Provision for doubtful accounts	**(14,098)**	(32,711)	**(14,098)**	(32,711)
	140,842	141,122	**139,574**	139,744

Analysis of share of net assets of the associates is as follows:

	2002	2001
	RMB'000	*RMB'000*
At beginning of year	**117,477**	116,868
Addition	**19,420**	—
Share of (losses) profits before tax	**(197)**	678
Share of taxation	**(126)**	(69)
At end of year	**136,574**	117,477

The amounts due from/to associates were unsecured, interest free and had no fixed repayment terms.

14. INTERESTS IN ASSOCIATES *(Cont'd)*

As of 31 December, 2002, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Directly held by the Company				
Guangzhou Tiecheng Enterprise Company Limted	2 May, 1995	49%	RMB245,000,000	Properties management and trading of merchandise
Guangzhou Tielian Economy Development Company Limited	27 December, 1994	34%	RMB1,000,000	Warehousing and freight transport agency
Zengcheng Lihua Stock Company Limited	30 July, 1992	27%	RMB100,000,000	Real estate, warehousing, cargo loading and unloading
Indirectly held by the Company				
Guangzhou Dongqun Advertising Company Limited	6 March, 1996	40%	RMB500,000	Design and production of advertisements
Guangzhou Huangpu Yuehua Freight Transportation Joint Venture Company Limited	20 July, 1990	33.3%	RMB6,610,000	Cargo loading and unloading, warehousing, freight transport agency

80

15. AVAILABLE-FOR-SALE INVESTMENTS

	Group and Company	
	2002	2001
Name of the investee company	***RMB'000***	*RMB'000*
China Railcom Company Limited ("China Railcom")*	**120,587**	—
Shenzhen Innovation Technology Investment Company Limited	**30,000**	30,000
Zhongtie Express Company Limited	**13,608**	—
Shenzhen Huatie Enterprise Company Limited	**2,000**	2,000
Zhongtie Information Company Limited	**500**	—
	166,695	32,000

All the above investees are unlisted companies and stated at cost. The Company's share of equity interests in each of the respective companies is not more than 10%. No quoted market prices are available for the above unlisted companies as of year end.

* In 2002, the Company invested in China Railcom by injecting certain communication and signalling systems and related constructions-in-progress with their respective carrying value of approximately RMB120,587,000. China Railcom has confirmed in writing that the Group is entitled to the 0.85% equity interest in China Railcom as of 31 December, 2002. The relevant legal registration procedures of such investment are in progress.

16. DEFERRED TAX ASSETS

	Group and Company	
	2002	2001
	RMB'000	*RMB'000*
Deferred tax assets related to:		
— Provision for doubtful accounts	**3,015**	1,842
— Losses on disposals of fixed assets	**4,562**	3,351
	7,577	5,193

17. DEFERRED STAFF COSTS

	Group and Company	
	2002	2001
	RMB'000	*RMB'000*
Cost, at beginning and end of year	**226,369**	226,369
Accumulated amortisation		
At beginning of year	**(30,182)**	(14,461)
Charges for the year	**(15,092)**	(15,721)
At end of year	**(45,274)**	(30,182)
Net book amount		
At end of year	**181,095**	196,187
At beginning of year	**196,187**	211,908

18. TRADE RECEIVABLES, NET

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	***67,416***	91,480	***36,588***	67,938
Less: Provision for doubtful accounts	***(15,959)***	(24,040)	***(14,678)***	(22,850)
	51,457	67,440	***21,910***	45,088

The credit terms of trade receivables are within one year. The aging analysis of accounts receivable was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**44,985**	54,314	**26,628**	50,725
Over 1 year but within 2 years	**3,491**	9,017	**3,490**	2,070
Over 2 years but within 3 years	**1,652**	3,740	**41**	3,740
Over 3 years	**17,288**	24,409	**6,429**	11,403
	67,416	91,480	***36,588***	67,938

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are widely dispersed. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade receivables.

19. PREPAYMENTS AND OTHER RECEIVABLES, NET

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Other receivables	**168,236**	140,559	**149,167**	139,880
Less: Provision for doubtful accounts	**(39,898)**	(34,008)	**(39,898)**	(30,598)
Other receivables, net	**128,338**	106,551	**109,269**	109,282
Prepayments	**131,737**	215,725	**105,462**	164,340
	260,075	322,276	**214,731**	273,622

As of 31 December, 2002, the Company had fixed deposit with the principal amount of approximately RMB31 million in Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"). The Company had not been able to recover the principal from Li Cheng upon the expiry of the fixed deposit term . In March 1999, the Company instituted legal proceedings against Li Cheng to recover the deposit and the related interest. According to the court verdict dated 12 October, 1999, Li Cheng was required to repay the deposit principal and the related interest to the Company. As Li Cheng failed to execute the court ruling, the Company further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a petition to the court for winding up. On 9 November, 2000, the court ordered the suspension of execution of the court ruling dated 12 October, 1999, while Li Cheng was undergoing a winding-up. On 23 November, 2000, the Company applied to the Guangdong Provincial Government for allocation of special funds by the government to Li Cheng for repayment of the Company's deposit principal. The provincial government accepted the petition and requested the municipal government to follow up on the case. As of the date of this report, the fixed deposit has not yet been collected. Accordingly, in current year, the Company reclassified such amount from temporary cash investments to other receivables and accounted for provision for doubtful accounts pursuant to management's estimates.

20. TEMPORARY CASH INVESTMENTS

		Group		Company	
		2002	2001	**2002**	2001
	Notes	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Time deposits with maturities over three months in banks	*(a)*	**399,339**	1,126,450	**394,033**	1,126,450
Time deposits with maturities over three months in the MOR's Railway Deposit-taking Centre	*(b)*	**168,000**	250,152	**168,000**	250,152
		567,339	1,376,602	**562,033**	1,376,602

(a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, Hong Kong dollars ("HK$") and United States dollars ("USD") with original maturities ranging from six months to one year, placed with banks in the PRC. The annual interest rates of RMB deposits was 1.98% in 2002 (2001: 2.16%), the annual interest rate of HK$ deposit was 1.13% in 2002 (2001: from 1.25% to 3.91%) and the annual interest rates of USD deposits were LIBOR plus a floating rate ranged from -0.2% to 0.1% (2001: from -0.2% to 0.1%). Total interest earned from such deposits amounted to approximately RMB15,121,000 for the year (2001: approximately RMB46,875,000).

(b) Time deposits with maturities over three months in the MOR's Railroad Deposit-taking Center consist of short-term deposits denominated in RMB and USD with original maturities ranging from six months to one year. The annual interest rates of RMB deposits ranged from 1.98% in 2002 (2001: from 2.25% to 5.00%) and the annual interest rates of USD deposits were LIBOR plus a floating rate ranged from -0.2% to 0.1% (2001: from -0.2% to 0.1%). Total interest earned from such deposits amounted to approximately RMB3,239,000 (2001: approximately RMB28,792,000) for the year (see Note 27).

21. TRADE PAYABLES

The aging analysis of trade payables was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**40,677**	63,134	**30,638**	49,324
Over 1 year but within 2 years	**850**	2,857	**369**	2,618
Over 2 years but within 3 years	**207**	3,057	**73**	3,179
	41,734	69,048	**31,080**	55,121

84

22. ACCRUED EXPENSES AND OTHER PAYABLES

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advances from customers	**143,388**	173,533	**78,659**	158,104
Accrued expenses	**79,790**	98,349	**79,790**	93,163
Salary and welfare payables	**21,260**	42,657	**20,767**	39,032
Other payables	**213,515**	139,679	**210,548**	120,820
	457,953	454,218	**389,764**	411,119

Other payables mainly represented various payables and deposits for daily operation of business.

23. SHARE CAPITAL

As of 31 December, 2002, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

	Number of shares	**Nominal value**	**Percentage of share capital**
	'000	*RMB'000*	
Authorised, issued and fully paid:			
State-owned Domestic Shares	2,904,250	2,904,250	67%
H Shares	1,431,300	1,431,300	33%
	4,335,550	4,335,550	100%

24. RESERVES

According to the articles of association of the Company, when distributing profit attributable to shareholders of each year, the Company shall set aside 10% of its profit attributable to shareholders after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its profit attributable to shareholders to the discretionary surplus reserve provided it is approved by a resolution of the shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

The statutory public welfare fund is used to build or acquire capital items, such as dormitories and other facilities for the Company's employees and cannot be used to pay for welfare expenses. Title of these capital items will remain with the Company.

The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into share capital provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered share capital. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

The directors proposed the following appropriations to reserves:

	2002		2001	
	Percentage	***RMB'000***	*Percentage*	*RMB'000*
The Company				
Statutory surplus reserve	**10%**	**57,613**	10%	55,064
Statutory public welfare fund	**5%**	**28,806**	10%	55,064
Discretionary surplus reserve	**—**	**—**	—	—
	15%	**86,419**	20%	110,128
Subsidiaries				
Statutory surplus reserve		**1,688**		1,596
Statutory public welfare fund		**928**		798
		2,616		2,394
		89,035		112,522

24. RESERVES *(Cont'd)*

In accordance with the articles of association of the Company, dividends are determined based on the least of profits determined in accordance with (a) PRC GAAP, (b) IFRS, and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying consolidated income statement.

As of 31 December, 2002, the reserve of the Company available for distribution was approximately RMB667,416,000 (2001: approximately RMB621,595,000).

25. RETIREMENT BENEFITS

All the full-time staff of the Group are covered by a defined-contribution pension scheme. Pursuant to a circular dated 24 October, 1995 issued by the Parent Company, the Company is required to pay to the Parent Company an amount equivalent to 19% of the salary and certain amount of bonus of the staff for pension benefits, and the Parent Company is responsible for the ultimate pension liability to the staff. Starting from December 2000, the percentage borne by the Company changed to 18% pursuant to another circular dated 21 December, 2000 issued by the Parent Company.

	Group		**Company**	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Payable for pension obligations	—	9,002	—	8,943

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation from profit attributable to shareholders to cash generated from operations:

	2002 *RMB'000*	2001 *RMB'000*
Profit attributable to shareholders	**557,083**	533,495
Adjustments for:		
Minority interests	**113**	(1,499)
Income tax expense	**104,391**	99,366
Depreciation	**337,797**	345,949
Amortisation of leasehold land payments	**15,131**	15,453
Losses on disposal of fixed assets	**29,339**	25,448
Amortisation of deferred staff costs	**15,092**	15,721
Share of losses (profits) of associates	**197**	(678)
Provision for doubtful accounts	**4,598**	29,620
Interest expense	**4,064**	2,087
Interest income	**(36,920)**	(65,708)
Operating profit before working capital changes	**1,030,885**	999,254
Decrease in trade receivables	**24,064**	4,597
Decrease (increase) in materials and supplies	**86**	(4,158)
Decrease (increase) in prepayments and other current assets	**87,676**	(141,067)
(Increase) decrease in due from Parent Company	**(9,875)**	51,105
Decrease (increase) in due from related parties	**8,128**	(28,081)
(Decrease) increase in trade payables	**(27,314)**	7,901
Increase (decrease) in due to related parties	**99,549**	(5,084)
Increase in accrued expenses and other payables	**48,529**	102,329
Cash generated from operations	**1,261,728**	986,796

88

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(b) Analysis of the balance of cash and cash equivalents

	2002 ***RMB'000***	2001 *RMB'000*
Cash at bank and in hand	**842,549**	365,508
Short term time deposits	**570,496**	—
Cash and deposits	**1,413,045**	365,508

Short term time deposits with maturities no more than three months consist of deposits denominated in USD and HK$. The effective interest rates of USD deposits ranged from 1.22% to 1.64%, the effective interest rates of HK$ deposits ranged from 1.34% to 1.70%. These deposits have an average maturity of 90 days.

Cash and bank deposits include a deposit of approximately RMB206,452,000 (2001: RMB38,767,000) with the MOR's Railway Deposit-taking Centre at an annual interest rate normally granted by banks.

(c) Non-cash transactions

	2002 ***RMB'000***	2001 *RMB'000*
Investment in China Railcom *(see Note 15)*	**120,587**	—
Exchange of trains*	—	51,080

* Pursuant to agreements with Guangzhou Zhongche Railway Locomotive Vehicle Tenang Co., Ltd. ("Zhongche") dated 6 June, 2001, the Company purchased 77 sets of Model 25K passenger trains from Zhongche at a cash consideration of approximately RMB198,093,000; and acquired 21 sets of Model 25K passenger trains from Zhongche in exchange for 43 sets of the Company's old normal-speed passenger trains and semi-express passenger trains with net book value of approximately RMB65,364,000 at the date of the transaction, plus a cash consideration of approximately RMB1,053,000. A loss on disposal of fixed asset of approximately RMB14,284,000 was charged to income statement in connection with the above transaction.

27. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or common significant influence.

(a) During the year, the Group had the following material transactions with related parties:

Recurring transactions

A significant portion of transactions undertaken by the Group during the year was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with its related parties during the year:

	2002 *RMB'000*	2001 *RMB'000*
Lease of locomotives and related services from Yang Cheng Railway Company, a subsidiary of the Parent Company *(i)*	**42,047**	70,345
Provision of trains and related services from Guangmeishan Railway Company Limited, a subsidiary of the Parent Company	**4,864**	5,205
Purchases of materials and supplies from Guangzhou Railway Material Supply Company, a subsidiary of the Parent Company	**33,074**	36,544
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the Parent Company and related parties (including Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company)	**66,744**	56,800
Operating lease rentals paid to the MOR *(i)*	**57,298**	52,296
Provision of trains and related services through MOR	**211,667**	66,475
Provision of trains usage and related services from Guangzhou Railway (Group) Passenger Transportation Company, a subsidiary of the Parent Company	**6,681**	7,844
Interest expenses paid to the Parent Company *(ii)*	**2,443**	1,178
Interest received from the MOR's Railroad Deposit-taking Centre** *(see Note 20 (b) and 26 (b))*	**3,239**	11,887
Interest received from Pingnan Railway Company Limited, an associate of the Parent Company *(ii)*	**806**	1,866
Interest received from Guangmeishan Railway Company Limited *(ii)*	**1,884**	1,291

27. RELATED PARTY TRANSACTIONS *(Cont'd)*

(a) **Recurring transactions** *(cont'd)*

(i) The lease agreement with Yang Cheng Railway Company was revised on 6 March, 1996 and provides for a 10-year lease period starting from 1996. The lease with MOR is based on the uniform rate set by the MOR and is renewable annually.

(ii) The interest was resulted from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

(b) As of 31 December, 2002, the Group and the Company had the following material balances with related parties:

	Group		**Company**	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Temporary cash investments in the MOR's Railroad Deposit-taking Centre *(see Note 20 (b))*	**168,000**	250,152	**168,000**	250,152
Bank deposits in the MOR's railroad Deposit-taking Centre *(see Note 26 (b))*	**206,452**	38,767	**206,452**	38,767
Due from Parent Company	**39,374**	29,499	**37,575**	28,492
Due from related parties	**267,885**	276,013	**263,873**	275,940
Due to related parties	**(158,199)**	(58,650)	**(156,909)**	(58,823)

As of 31 December, 2002, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in Note 20(b), 26(b) and 27(a). These balances resulted from transactions carried out by the Group with related parties in the ordinary course of business.

28. CONTINGENCY

As of 31 December, 2002, the Company's investment in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140,000,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

On 27 October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on 4 November, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000,000 plus interest from Guangdong Guancheng.

As stated above, if Guangzhou Guantian is held responsible for the guarantee, the Group may need to provide for impairment on its interests in Tiecheng. Having consulted an independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Tiecheng is now in the process to apply to the court for discharging the obligation of Guangzhou Guantian in relation to the guarantee. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

92

29. FINANCIAL INSTRUMENTS

The carrying amounts of the cash and cash equivalents, temporary cash investments and accounts receivable and payables of the Group approximate their fair values because of the short maturity of those instruments. Cash and cash equivalents and temporary cash investments denominated in foreign currencies have been translated at the applicable market exchange rates prevailing at the balance sheet date. The Company has not had and does not believe it will have any difficulty in exchanging its foreign currency cash and cash equivalents for RMB.

As of 31 December, 2002, cash and cash equivalents and temporary cash investments were mainly maintained with commercial banks in the PRC and the MOR's Railroad Deposit-taking Centre.

As of 31 December, 2002, balances denominated in USD and HK$ have been translated into RMB at the applicable market exchange rates as of that date.

30. CONCENTRATION OF RISKS

(a) Credit risk

The carrying amount of cash and cash equivalents, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments and deferred tax assets, represent the Group' maximum exposure to credit risk in relation to financial assets.

The majority of the Group' accounts receivable relate to the rendering of services or sales of products to third party customers. The Group perform ongoing credit evaluations of their customers' financial condition and generally do not require collateral on accounts receivable. The Group maintain a provision for doubtful accounts and actual losses have been within management's expectation.

No other financial assets carry a significant exposure to credit risk.

(b) Interest rate risk

The directors of the Group believe that the exposure to interest rate risk of financial assets and liabilities as of 31 December, 2002 was minimum since their deviation from their respective fair values was not significant.

30. CONCENTRATION OF RISKS *(Cont'd)*

(c) Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not freely convertible into foreign currencies. On 1 January, 1994, the Mainland China government abolished the dual rate system and introduced single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply free convertibility of Renminbi into foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institution requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

31. COMMITMENTS

(a) Capital commitments

As of 31 December, 2002, the Group had the following capital commitments of which all are authorized and contracted for:

	2002	2001
	RMB'000	*RMB'000*
Authorised and contracted for	**10,158**	15,640

(b) Operating lease commitments

Total future minimum lease payments under non-cancelable operating leases were as follows:

	2002	2001
	RMB'000	*RMB'000*
Machinery and equipment		
— not more than one year	**108,000**	—
— more than one year but not more than five years	**291,375**	399,375
	399,375	399,375

94

32. POST BALANCE SHEET EVENTS

Pursuant to a board resolution dated 23 April, 2003, the directors recommended the payment of a final dividend of RMB0.10 per share, totaling RMB433,555,000.

33. FOREIGN CURRENCY EXCHANGE

The books and records of the Group are maintained in RMB, their functional currency. RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the banks and other institutions authorised by the People's Bank of China ("PBOC") to buy and sell foreign exchange. The applicable market exchange rates used for the transactions are administered by the PBOC. Enterprises can deal with an approved bank for foreign exchange on recurring items and approved capital items.

34. APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on 23 April, 2003.

31 December, 2002
(Amounts expressed in thousands of Renminbi)

The information set forth below summarises the consolidated financial statements of the Group. This information, which does not form part of the 31 December, 2002 audited financial statements, should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Group, including the notes thereto, as of 31 December, 1998, 1999, 2000, 2001 and 2002 and for the years ended 31 December, 1998, 1999, 2000, 2001 and 2002.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended 31 December,				
	2002	2001	2000	1999	1998
Total revenue	**2,517,528**	2,153,592	1,980,398	1,818,816	1,942,587
Profit from operations	**622,497**	554,111	519,405	477,920	632,974
Profit attributable to shareholders	**557,083**	533,495	492,089	529,674	642,175
Dividends	**RMB0.10**	RMB0.10	RMB0.12	RMB0.10	RMB0.12

96

CONSOLIDATED BALANCE SHEETS

	As of 31 December,				
	2002	2001	2000	1999	1998
Non-current assets					
Fixed assets	**6,798,280**	7,031,040	7,074,907	6,757,336	6,877,355
Construction-in-progress	**672,827**	446,399	369,285	653,958	394,049
Leasehold land payments	**656,998**	673,746	695,231	710,625	726,019
Interests in associates	**140,842**	141,122	122,222	88,708	11,921
Available-for-sale investments	**166,695**	32,000	30,000	30,000	—
Deferred tax assets	**7,577**	5,193	—	2,700	—
Deferred staff costs	**181,095**	196,187	202,449	—	—
	8,624,314	8,525,687	8,494,094	8,243,327	8,009,344
Current assets					
Materials and supplies	**34,105**	34,191	30,033	24,507	33,445
Trade receivables, net	**51,457**	67,440	87,444	100,779	43,093
Due from Parent Company	**39,374**	29,499	80,604	48,485	9,666
Due from related parties	**267,885**	276,013	247,932	298,199	221,746
Prepayments and other receivables, net	**260,075**	322,276	196,073	163,014	153,454
Temporary cash investments	**567,339**	1,376,602	1,451,330	1,512,780	1,898,719
Cash and cash equivalents	**1,413,045**	365,508	330,054	579,405	368,868
	2,633,280	2,471,529	2,423,470	2,727,169	2,728,991
Current liabilities					
Trade payables	**41,734**	69,048	61,147	49,586	47,653
Payables for construction of fixed assets	**181,473**	199,780	345,471	405,971	493,430
Due to related parties	**158,199**	58,650	63,734	154,328	103,195
Dividend payable	**90,663**	13,598	—	—	—
Taxes payable	**71,844**	65,682	57,552	27,329	—
Accrued expenses and other payables	**457,953**	454,218	351,889	268,698	123,505
	1,001,866	860,976	879,793	905,912	767,783
Net current assets	**1,631,414**	1,610,553	1,543,677	1,821,257	1,961,208
Total assets less current liabilities	**10,255,728**	10,136,240	10,037,771	10,064,584	9,970,552
Non-current liabilities					
Deferred tax liabilities	—	—	2,333	—	—
Minority interests	**11,577**	15,617	14,755	15,724	17,811
Net assets	**10,244,151**	10,120,623	10,020,683	10,048,860	9,952,741
Representing:					
Share capital	**4,335,550**	4,335,550	4,335,550	4,335,550	4,335,550
Reserves	**5,908,601**	5,785,073	5,685,133	5,713,310	5,617,191
Total capital and reserves	**10,244,151**	10,120,623	10,020,683	10,048,860	9,952,741

97

For the year ended 31 December, 2002
(All amounts in Renminbi thousands)

(A) CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited by PricewaterhouseCoopers Certified Public Accountants). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

	Consolidated profit attributable to shareholders for the year ended 31 December,		**Consolidated net assets as of 31 December,**	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As reported in statutory accounts (audited by certified public accountants in the PRC)	**580,029**	550,497	**9,894,511**	9,742,955
Impact of IFRS adjustments:				
Additional depreciation charges on fixed assets *(a)*	**—**	—	**(150,651)**	(150,651)
Write-down of reclaimed rails to realisable value *(b)*	**—**	—	**(44,123)**	(44,123)
Additional provision for doubtful accounts	**—**	(10,080)	**—**	—
Amortisation of deferred staff costs *(c)*	**(15,092)**	(15,721)	**(45,274)**	(30,182)
Write-off of staff costs to retained earnings *(c)*	**—**	—	**165,746**	165,746
Housing benefits for retired employees *(c)*	**—**	—	**(3,602)**	(3,602)
Dividends in respect of the year but declared after the end of the year *(d)*	**—**	—	**433,555**	433,555
Deferred tax created *(e)*	**2,384**	7,526	**7,577**	5,193
Write-off of deferred renovation *(f)* expenses	**(7,365)**	—	**(7,365)**	—
Others	**(2,873)**	1,273	**(6,223)**	1,732
As restated for the Group	**557,083**	533,495	**10,244,151**	10,120,623

(A) CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS *(Cont'd)*

(a) Additional depreciation charges on fixed assets

Certain rails were recorded as construction-in-progress under PRC GAAP before 1995. As such rails had been put into use before 1995 and hence under IFRS, they were reclassified as fixed assets and subject to annual depreciation from the year they were put into use.

(b) Write-down of reclaimed rails to realisable value

Under PRC GAPP, certain reclaimed rails were recorded at historical costs. Under IFRS, such reclaimed rails were written down to realisable value.

(c) Difference in the recognition policy on housing benefits to the employees

The Company and its subsidiaries provided housing benefits to certain qualified employees of the Company and its subsidiaries whereby the living quarters owned by the Company and its subsidiaries were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and its subsidiaries.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company and its subsidiaries are directly charged to net assets. Under IFRS, the housing benefits provided by the Company and its subsidiaries are recognised on a straight-line basis over the estimated remaining average service lives of the employees.

(d) Dividend appropriation

Under PRC GAAP, dividends proposed or declared after the balance sheet date but before the date when the financial statements are authorised for issue are deducted from the undistributed profit and recognise as a liability as at the balance sheet date. Under IFRS, the dividends are recorded in the year in which the dividends are declared.

(A) CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS *(Cont'd)*

(e) Deferred tax impact

Under PRC GAAP, the Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax expenses. No deferred taxation was provided.

Under IFRS, deferred taxation is provided using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

(f) Write-off of deferred renovation expenses

Under PRC GAAP, the Group recorded certain renovation expenses as deferred assets, which are subject to annual amortisation.

Under IFRS, such renovation expenses were directly charged to the consolidated income statement as incurred.

(B) ADDITIONAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

(a) Consolidated Profit Attributable to Shareholders and Consolidated Net Assets Reconciliation Between IFRS and US GAAP

	Consolidated profit attributable to shareholders for the year ended 31 December,		Consolidated net assets as of 31 December,	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Under IFRS	**557,083**	533,495	**10,244,151**	10,120,623
Impact of US GAAP adjustments:				
Reversal of the revaluation surplus on fixed assets	**—**	—	**(1,492,185)**	(1,492,185)
Reversal of additional depreciation charges arising from the revaluation surplus on fixed assets	**48,422**	48,422	**330,884**	282,462
Deferred tax assets created	**—**	—	**223,828**	223,828
Effect of US GAAP adjustment on taxation	**(7,263)**	(7,263)	**(49,633)**	(42,370)
Under US GAAP	**598,242**	574,654	**9,257,045**	9,092,358

The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under Generally Accepted Accounting Principles in United States of America ("US GAAP"). A major difference between IFRS and US GAAP, which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets, is set out below:

Revaluation of fixed assets

The Group revalued their fixed assets on 6 March, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group on that date. The revaluation as of 30 September, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded for the year ended 31 December, 2002.

(B) ADDITIONAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS *(Cont'd)*

(a) Consolidated Profit Attributable to Shareholders and Consolidated Net Assets Reconciliation Between IFRS and US GAAP *(Cont'd)*

Revaluation of fixed assets *(Cont'd)*

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB48,422,000 for the year ended 31 December, 2002 (2001: approximately RMB48,422,000).

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828,000 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.

(b) Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("SFAS 146"), FASB interpretation N. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirectly Guarantees of indebtedness of Others ("FIN 45"), FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") and Emerging Issues Task Force ("EITF") Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" that addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements ("EITF Issue 00-21).

(1) SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. SFAS 143 is effective for fiscal years beginning after 31 December, 2002. The Group does not expect that the adoption of SFAS143 will have a material an impact on the consolidated financial statements.

(2) SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity (including Certain Costs Incurred in a Restructuring)". The Group will adopt SFAS 146 on 1 January, 2003 and does not expect a material impact upon adoption.

(3) ADDITIONAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS *(Cont'd)*

(b) Recently Issued Accounting Standards *(Cont'd)*

(3) FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after 31 December, 2002. The adoption of disclosure requirements that are effective for the year ended 31 December, 2002 did not have a material impact on the note disclosures of the consolidated financial statements.

(4) FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The interpretation applies immediately to variable interest entities created after 31 January, 2003, and to variable interest entities in which an enterprise obtains and interest after that date. It applies in the first fiscal year for interim period beginning after 15 June, 2003 to variable interests entities in which an enterprise holds a variable interest that it acquires before 1 February, 2003. The Group does not expect that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

Guangshen Railway Company Limited

Annual Report 2002



廣深鐵路股份有限公司

Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Notice of Annual General Meeting

Notice is hereby given that the Board of Directors ("**Board**") of Guangshen Railway Company Limited (the "**Company**") has resolved that the Annual General Meeting (the "**AGM**") of the Company is to be held at the Meeting Room of the Company on 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("**PRC**") on 10th June 2003 (Tuesday) at 9:00 a.m.:—

1. to consider and approve the work report of the Board of the Company for 2002;

2. to consider and approve the work report of the Supervisory Committee of the Company for 2002;

3. to consider and approve the audited financial statements of the Company for 2002;

4. to consider and approve the proposed profit distribution of the Company for 2002;

5. to consider and approve the Company's budget for 2003;

6. to consider and approve the appointment of Pan-China (Schinda) Certified Public Accountants as the Company's PRC auditors for 2003 and to authorise the Board and its audit committee to determine its remunerations;

7. to consider and approve the appointment of PricewaterhouseCoopers as the Company's international auditors for 2003 and to authorise the Board and its audit committee to determine its remunerations;

8. to consider and approve any other businesses.

Notes:

(1) Holders of the Company's H Shares are advised that the register of members of the Company's H Shares will be closed from 11th May, 2003 to 10th June, 2003 (both days inclusive), during which no transfer of H Shares will be registered. Holders of the Company's H Shares who wish to qualify for entitlement to final dividends must lodge all transfer documents together with the relevant share certificates to the Company's registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on 9th May, 2003. Holders of the Company's H Shares whose names appear on the register of members of the Company on 11th May, 2003, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his/her proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointor or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any) must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 21st May, 2003. The return of the attendance confirmation reply form will not affect the shareholder's right to attend and vote at the AGM.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Tel: (86-755)-25588146 or 25598693
Fax: (86-755)-25591480

By Order of the Board
Yao Xiaocong
Company Secretary

Shenzhen, the PRC
23rd April, 2003



廣深鐵路股份有限公司
Guangshen Railway Company Limited

(在中華人民共和國註冊成立之股份有限公司)

股東周年大會通知

茲通知廣深鐵路股份有限公司(「**本公司**」)董事會謹訂於二零零三年六月十日(星期二)上午九時正在中華人民共和國廣東省深圳市和平路1052號本公司三樓會議室舉行股東周年大會(「**股東大會**」),藉以處理以下事項:

1. 考慮及批准本公司二零零二年度董事會工作報告;
2. 考慮及批准本公司二零零二年度監事會工作報告;
3. 考慮及批准本公司二零零二年度經審計的財務報告;
4. 考慮及批准本公司二零零二年度利潤分配方案;
5. 考慮及批准本公司二零零三年度預算方案;
6. 考慮及批准聘任深圳天健信德會計師事務所為本公司二零零三年度中國核數師並授權董事會及其審核委員會決定其酬金;
7. 考慮及批准聘任羅兵咸永道會計師事務所為本公司二零零三年度國際核數師並授權董事會及其審核委員會決定其酬金;
8. 如有其他事項,對其進行考慮及批准。

附註:

(一) 持有本公司H股的股東請注意,本公司將於二零零三年五月十一日至二零零三年六月十日(包括首尾兩天)暫停辦理H股股份過戶登記手續。持有本公司H股的股東,如欲獲派本年度末期股息,須於二零零三年五月九日下午四時前將過戶文件連同有關之股票送往本公司之過戶登記處登記,地址為:香港灣仔皇后大道東183號合和中心17樓1712室至1716室香港證券登記有限公司。凡持有本公司股份並於二零零三年五月十一日名列在登記冊的本公司H股股東或其代理人可攜身份證或護照出席股東大會。

(二) 凡有權出席股東大會並有表決權的股東均可委任一位到多位人士(不論該人士是否為股東)作為其股東代理人,代其出席及表決。

(三) 委任超過一名股東代理人的股東,其股東代理人只能以投票方式行使表決權。

(四) 股東須以書面形式委託代理人,由委託人簽署或由其以書面形式委託的代理人簽署。如投票代理委託書由授權人代表簽署,則該授權簽署的授權書或其他授權文件必須經過公證手續。投票代理委託書和經過公證的授權書或授權文件(如有)必須在股東大會或其延會(視情況而定)舉行前二十四小時被交回本公司註冊地址,方為有效。

(五) 擬出席股東大會的股東應於二零零三年五月二十一日或之前,將出席股東大會的確認出席回執送達本公司註冊地址,回覆可採用來人、來函、或傳真送遞,而送回上述確認出席回執將不影響股東出席股東大會及在會上投票的權利。

(六) 預計股東大會會議需時半天,參加股東大會的股東及股東代理人往返交通費用、食宿費及其他有關費用自理。

公司註冊地址:
中華人民共和國
廣東省深圳市
和平路1052號
電話:86-755-25588146或25598693
傳真:86-755-25591480

承董事會命
姚小聰
董事會秘書

中國,深圳,二零零三年四月二十三日



廣深鐵路股份有限公司
Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Attendance Confirmation Reply Form for the Annual General Meeting

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and the relevant regulations, all shareholders of the Company who intend to attend the Annual General Meeting of the Company to be held at the Meeting Room of the Company on 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 10th June, 2003 at 9:00 a.m., shall complete this attendance confirmation reply form.

Name		Number of shares held	
Number of identity card/passport		Telephone number	
Address			

Date: ______________________ 2003 Signature: ______________________

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company on 11th May, 2003 are entitled to complete this attendance confirmation reply form and attend the Annual General Meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3) Please provide a copy of your identity card (or passport).

(4) Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 21st May, 2003.

(6) (i) If in person or by post, please deliver to:
Secretariat of the Board of Directors of Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Postal Code: 518010

(ii) If by facsimile, please deliver to:
Secretariat of the Board of Directors of Guangshen Railway Company Limited
Facsimile number: (86-755)-25591480


廣深鐵路股份有限公司
Guangshen Railway Company Limited

(在中華人民共和國註冊成立之股份有限公司)

股東周年大會確認出席回執

根據廣深鐵路股份有限公司「(本公司)」章程和《中華人民共和國公司法》及有關規定，凡欲參加本公司於二零零三年六月十日上午九時正在中華人民共和國廣東省深圳市和平路1052號本公司三樓會議室舉行的股東周年大會之本公司股東，應填寫下列確認出席回執。

姓名		持股量	
身份證號碼／護照號碼		通訊電話	
通訊地址			

日期：二零零三年_______月_______日　　　　股東簽名：____________________

備註：

1. 凡持有本公司股份並於二零零三年五月十一日登記在冊之本公司股東，有權填寫此出席回執並參加股東周年大會。
2. 請用正楷填寫此確認出席回執。確認出席回執複印亦屬有效。
3. 請提供身份證（或護照）複印件。
4. 請提供本公司股份證書的複印件。
5. 必須以親遞、郵遞（以當地郵戳為准）或傳真於二零零三年五月二十一日或之前將此回執連同上述第3段及第4段所述文件交回本公司。
6. (1) 如親遞或郵遞，請送至：
   中華人民共和國廣東省
   深圳市和平路1052號
   廣深鐵路股份有限公司
   董事會秘書處
   郵遞區號：518010

   (2) 如傳真，請傳至：
   廣深鐵路股份有限公司
   董事會秘書處
   傳真號碼：(86-755)-25591480



廣深鐵路股份有限公司

Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Proxy Form for Use by Shareholders at the Annual General Meeting

Number of shares to which this proxy form relates *(Note 1)*

I/We *(Note 2)* ____

of ____

being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/______________________ *(Note 3)*

of ____

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting ("AGM") of the Company (or any adjournment thereof) to be held at the Meeting Room, 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:00 a.m. on 10th June, 2003 in respect of the resolutions listed in the notice of the AGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

	RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
1.	To consider and approve the work report of the Board of Directors of the Company for 2002.		
2.	To consider and approve the work report of the Supervisory Committee of the Company for 2002.		
3.	To consider and approve the audited financial statements of the Company for 2002.		
4.	To consider and approve the proposed profit distribution of the Company for 2002.		
5.	To consider and approve the Company's budget for 2003.		
6.	To consider and approve the appointment of Pan-China (Schinda) Certified Public Accounts as the Company's PRC auditors for 2003 and to authorise the Board of Directors of the Company and its audit committee to determine its remunerations.		
7.	To consider and approve the appointment of PricewaterhouseCoopers as the Company's international auditors for 2003 and to authorise the Board of Directors of the Company and its audit committee to determine remunerations.		
8.	To consider and approve any other businesses.		

Date: ______________________ 2003 Signature ______________________ *(Note 5)*

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2. Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.
4. Important: If you wish to vote for any resolution, place a "✓" in the box marked "FOR". If you wish to vote against any resolution, place a "✓" in the box marked "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.
5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.
6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed (if any) must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
7. Completion and delivery of this proxy form will not preclude you from attending and voting at the AGM or any adjournment thereof should you so wish.



廣深鐵路股份有限公司
Guangshen Railway Company Limited

(在中華人民共和國註冊成立之股份有限公司)

股東周年大會股東投票代理委託書

本表格有關之股份數量 *(附註1)*

本人／吾等 *(附註2)* ____________________

地址為 ____________________

為廣深鐵路股份有限公司(「本公司」)之股東，現委任大會主席／____________________ *(附註3)*

地址為 ____________________

為本人／吾等之代表，代表本人／吾等出席二零零三年六月十日上午九時正在中華人民共和國廣東省深圳市和平路1052號三樓會議室舉行之本公司股東周年大會(或其延會)(「股東周年大會」)，並代表本人／吾等於股東周年大會(或其延會)依照下列指示就股東周年大會通知所列出的議案投票，如果未有填上指示，則由本人／吾等之代表酌情決定如何投票或放棄投票。

	議案	贊成 *(附註4)*	反對 *(附註4)*
1.	考慮及批准本公司二零零二年度董事會工作報告。		
2.	考慮及批准本公司二零零二年度監事會工作報告。		
3.	考慮及批准本公司二零零二年度經審計的財務報告。		
4.	考慮及批准本公司二零零二年度利潤分配方案。		
5.	考慮及批准本公司二零零三年度預算方案。		
6.	考慮及批准聘任深圳天健信德會計師事務所為本公司二零零三年度中國核數師並授權董事會及其審核委員會決定其酬金。		
7.	考慮及批准聘任羅兵咸永道會計師事務所為本公司二零零三年度國際核數師並授權董事會及其審核委員會決定其酬金。		
8.	如有其他事項，對其進行考慮及批准。		

日期：二零零三年 ________ 月 ________ 日　　股東簽名：____________________ *(附註5)*

附註：

1. 請填上以您名字登記的與本投票代理委託書有關的本公司股份數目，如未有填上數目，則本投票委託書將被視為與以您的名字登記之所有公司股份有關。
2. 請用正楷填上全名和地址。
3. 如欲委派大會主席以外的人士為代表，請將(大會主席*/*)之字刪去，並在投票代理委託書空格內填上您所擬派之代表之姓名及地址。每位股東可委任一名或多名代表出席股東周年大會及代為投票。受委託之一名或多名代表毋需為本公司股東。本投票代理委託書之每項更改須由本委託書之簽署人簽字方為有效。
4. 注意：您如欲投票贊成某一議案，則請在(贊成)欄內加(✓)號；如欲投票反對某一項議案，則請在(反對)欄內加上(✓)號，如授權人沒有填上任何指示，受委託代表可就該項議案自行酌情投票或放棄投票。
5. 本投票代理委託書必須由您或您之正式書面授權人簽署(在此情況下，委任有關授權人的書面授權文件應當經過公證)，如委託人為公司，則投票代理委託書必須蓋上公司的印章，或經由其董事或者以書面正式委任的公司代理人簽署。
6. 本投票代理委託書連同經公證之授權書或授權文件(如有)，最遲須於股東周年大會或其延會(視情況而定)舉行時間前二十四小時送達中華人民共和國廣東省深圳市和平路1052號本公司董事會秘書處方為有效。
7. 填妥及交回投票代理委託書後，您仍可出席股東周年大會或其延會，並可在會上投票。

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUANGSHEN RAILWAY COMPANY LIMITED



By:______________________________

Name: Yao Xiaocong
Title: Company Secretary

Dated: April 29, 2003